EVEREST RE GROUP, LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD MAY 13, 2009

TO THE SHAREHOLDERS OF EVEREST RE GROUP, LTD.:

The Annual General Meeting of Shareholders of Everest Re Group, Ltd. (the "Company"), a Bermuda company, will be held at Wessex House, 45 Reid Street, Hamilton HM 12, Bermuda on May 13, 2009 at 11:00 a.m., local time, for the following purposes:

1.   To elect Martin Abrahams, John R. Dunne and John A. Weber as Class I directors of the Company, each to serve for a three-year period to expire at the 2012 Annual General Meeting of Shareholders or until such director's successor shall have been duly elected or appointed or until such director's office is otherwise vacated.

2.   To appoint PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm to act as the Company's auditor for the year ending December 31, 2009 and authorize the Company's Board of Directors, acting through its Audit Committee, to set the fees for the independent registered public accounting firm acting as the Company's auditor.

3.   To consider and approve the Everest Re Group, Ltd. 2009 Non-Employee Director Stock Option and Restricted Stock Plan, as described in the attached proxy statement.

4.   To consider and act upon such other business, if any, as may properly come before the meeting and any and all adjournments thereof.

The Company's financial statements for the year ended December 31, 2008, together with the report of the Company's independent registered public accounting firm in respect of those financial statements, as approved by the Company's Board of Directors, will be presented at this Annual General Meeting.

Only shareholders of record identified in the Company's Register of Members at the close of business on March 20, 2009 are entitled to notice of, and vote at, the Annual General Meeting.

You are cordially invited to attend the meeting in person. Whether or not you expect to attend the meeting in person, you are urged to sign and date the enclosed proxy and return it promptly in the postage prepaid envelope provided.

By Order of the Board of Directors
Sanjoy Mukherjee
Senior Vice President, General Counsel and Secretary

April 9, 2009
Hamilton, Bermuda

EVEREST RE GROUP, LTD.

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

May 13, 2009

TABLE OF CONTENTS	Page
GENERAL INFORMATION	1
PROPOSAL NO. 1 - ELECTION OF DIRECTORS	2
Information Concerning Nominees	2
Information Concerning Continuing Directors and Executive Officers	3
THE BOARD OF DIRECTORS AND ITS COMMITTEES	4
Audit Committee	5
Compensation Committee	6
Nominating and Governance Committee	6
Audit Committee Report	7
Compensation Committee Report	8
Code of Ethics for CEO and Senior Financial Officers	9
Shareholder and Interested Party Communications with Directors	9
COMMON SHARE OWNERSHIP BY DIRECTORS AND EXECUTIVE OFFICERS	10
PRINCIPAL HOLDERS OF BENEFICIAL SHARES	11
DIRECTORS' COMPENSATION	12
COMPENSATION DISCUSSION AND ANALYSIS	13
Summary Compensation Table	17
2008 Grants of Plan-Based Awards	19
Outstanding Equity Awards at Fiscal Year-End 2008	20
2008 Option Exercises and Shares Vested	21
2008 Pension Benefits Table	22
2008 Non-Qualified Deferred Compensation Table	23
EMPLOYMENT AND CHANGE OF CONTROL AGREEMENTS	23
Potential Payments Upon Termination or Change in Control	26
Compensation Committee Interlocks and Insider Participation	28
Certain Transactions With Directors	28
PROPOSAL NO. 2 - APPOINTMENT OF INDEPENDENT AUDITORS	29
PROPOSAL NO. 3 - APPROVAL OF THE EVEREST RE GROUP, LTD. 2009 NON-EMPLOYEE DIRECTOR STOCK OPTION AND RESTRICTED STOCK PLAN	30
MISCELLANEOUS - GENERAL MATTERS	33
APPENDIX A	A-1
APPENDIX B	B-1

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be Held on May 13, 2009 at Wessex House, 45 Reid Street, Hamilton HM 12, Bermuda at 11:00 a.m.

The proxy statement and annual report to shareholders are available at
http://www.everestre.com/re-group/proxy.shtml

EVEREST RE GROUP, LTD.

PROXY STATEMENT
_____

ANNUAL GENERAL MEETING OF SHAREHOLDERS

May 13, 2009

GENERAL INFORMATION

The enclosed Proxy Card is being solicited on behalf of the Board of Directors (the "Board") for use at the 2009 Annual General Meeting of Shareholders of Everest Re Group, Ltd., a Bermuda company (the "Company"), to be held on May 13, 2009, and at any adjournment thereof.   It may be revoked at any time before it is exercised by giving a later-dated proxy, notifying the Secretary of the Company in writing at the Company's registered office at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda, or by voting in person at the Annual General Meeting. All shares represented at the meeting by properly executed proxies will be voted as specified and, unless otherwise specified, will be voted: (1) for the election of Martin Abrahams, John R. Dunne and John A. Weber as Class I directors of the Company; (2) for the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm to act as the Company's auditor for 2009 and for authorizing the Company's Board of Directors acting through its Audit Committee to set the fees for the independent registered public accounting firm serving as the Company's auditor; and (3) for the approval of the Everest Re Group, Ltd. 2009 Non-Employee Director Stock Option and Restricted Stock Plan.

Only shareholders of record at the close of business on March 20, 2009 will be entitled to vote at the meeting. On that date, 65,699,405 Common Shares, par value $.01 per share ("Common Shares"), were outstanding and entitled to vote. This includes 4,160,100 Common Shares held by Everest Reinsurance Holdings, Inc. ("Everest Holdings"), a subsidiary of the Company. Except as may be provided in the Company's Bye-laws, each Common Share is entitled to one vote.

The election of each nominee for director and the approval of all other matters to be voted upon at the Annual General Meeting require the affirmative vote of a majority of the votes cast at the Annual General Meeting, provided there is a quorum consisting of not less than two persons present in person or by proxy holding in excess of 50% of the issued and outstanding Common Shares entitled to attend and vote at the Annual General Meeting. The Company has appointed inspectors of election to count votes cast in person or by proxy. Common Shares owned by shareholders who are present in person or by proxy at the Annual General Meeting but who elect to abstain from voting will be counted towards the presence of a quorum. However, such Common Shares and Common Shares owned by shareholders and not voted in person or by proxy at the Annual General Meeting (including "broker non-votes") will not be counted towards the majority needed to elect a director or approve any other matter before the shareholders and, thus, will have no effect on the outcome of those votes.

This Proxy Statement, the attached Notice of Annual General Meeting, the Annual Report of the Company for the year ended December 31, 2008 (including financial statements) and the enclosed Proxy Card are first being mailed to the Company's shareholders on or about April 9, 2009.

On February 24, 2000, the Company became the holding company for Everest Holdings and its subsidiaries in connection with a restructuring. As a result, all references in this document to the Company prior to February 24, 2000 refer to Everest Holdings.

All references in this document to "$" or "dollars" are references to the currency of the United States of America.

The Company knows of no specific matter to be brought before the Annual General Meeting that is not referred to in the attached Notice of Annual General Meeting of Shareholders and this Proxy Statement. If any such matter comes before the meeting, including any shareholder proposal properly made, the proxy holders will vote proxies in accordance with their best judgment with respect to such matters. To be properly made, a shareholder proposal must comply with the Company's Bye-laws and, in order for any matter to come before the meeting, it must relate to matters referred to in the attached Notice of Annual General Meeting.

PROPOSAL NO. 1—ELECTION OF DIRECTORS

The Board of Directors recommends that you vote FOR the director nominees described below. Proxies will be so voted unless shareholders specify otherwise in their proxies.

The Company's Bye-laws provide for the division of the Board into three classes, with the directors in each class serving for a term of three years. At the 2009 Annual General Meeting, three nominees for Class I director positions are to be elected to serve until the 2012 Annual General Meeting of Shareholders or until their qualified successors are elected or until such director's office is otherwise vacated. At its regularly scheduled meeting on February 18, 2009, the Nominating and Governance Committee recommended to the Board the nominations of Martin Abrahams, John R. Dunne and John A. Weber as Class I directors. Mr. Abrahams, Mr. Dunne and Mr. Weber are currently Class I directors of the Company. The Class II director positions will be subject to election at the 2010 Annual General Meeting and the Class III director positions will be subject to election at the 2011 Annual General Meeting.

On February 18, 2009, the Board accepted the Nominating and Governance Committee recommendations, and all nominees have accepted their nominations for the Class I director positions. It is not expected that any of the nominees will become unavailable for election as a director, but if any nominee should become unavailable prior to the meeting, proxies will be voted for such persons as the Board shall recommend, unless the Board reduces the number of directors accordingly. There are no arrangements or understandings between any director, or any nominee for election as a director, and any other person pursuant to which such person was selected as a director or nominee.

Information Concerning Nominees

The following information has been furnished by the respective nominees for election of Class I directors for terms expiring in 2012.

Martin Abrahams, 76, became a Class I director of the Company on March 12, 1996 and served as a director of Everest Reinsurance Company, ("Everest Re") from March 1996 to February 2000. Mr. Abrahams, currently retired, served with the accounting firm of Coopers & Lybrand L.L.P., a predecessor of PricewaterhouseCoopers LLP, from 1957 to 1995. He was a partner at that firm from 1969 to 1995.

John R. Dunne, 79, became a Class I director of the Company on June 10, 1996 and served as a director of Everest Re from June 1996 to February 2000. Mr. Dunne is an attorney and member of the bars of New York and the District of Columbia. Since 1994 he has been counsel to the law firm of Whiteman Osterman & Hanna LLP in Albany, New York. From 1995 to 2007, Mr. Dunne served as a director of Aviva Life Insurance Company of New York. Mr. Dunne was a director of CGU Corporation, an insurance holding company, from 1993 until 2001. Mr. Dunne was counsel to the Washington, D.C. law firm of Bayh, Connaughton & Malone from 1993 to 1994. From 1990 to 1993, he served as an Assistant Attorney General at the United States

Department of Justice. From 1966 to 1989, Mr. Dunne served as a New York State Senator while concurrently practicing law as a partner in New York law firms.

John A. Weber, 64, became a Class I director on May 22, 2003. Since December 2002, he has been the Managing Partner of Copley Square Capital Management, LLC, a private partnership and Securities and Exchange Commission ("SEC") registered investment adviser, which provides investment management and strategic advisory services to institutions. From 1990 through 2002, Mr. Weber was affiliated with One Beacon Insurance Group LLC (formerly known as CGU Corporation) and its predecessor companies. During that affiliation, he became the Managing Director and Chief Investment Officer of One Beacon Insurance Companies and the President of One Beacon Asset Management, Inc. (formerly known as CGU Asset Management, Inc.). From 1988 through 1990, Mr. Weber was the Chief Investment Officer for Provident Life Accident Insurance Company and from 1972 through 1988 was associated with Connecticut Mutual Life Insurance Company ("Connecticut Mutual") and its affiliate, State House Capital Management Company ("State House"), eventually serving as Senior Vice President of Connecticut Mutual and President of State House.

Information Concerning Continuing Directors and Executive Officers

The following information has been furnished by those directors whose terms of office will continue after the Annual General Meeting and by the other executive officers. Executive officers are elected by the Board following each Annual General Meeting and serve at the pleasure of the Board.

Kenneth J. Duffy, 79, became a Class II director of the Company on March 12, 1996 and served as a director of Everest Re from March 1996 to February 2000. Mr. Duffy is a retired insurance executive. He served with the insurance holding company, Commercial Union Corporation, and its parent company, CGU plc, from 1948 until his retirement in 1999. He was President and Chief Executive Officer of Commercial Union Corporation from January 1985 to January 1995, Chairman and Chief Executive Officer from January 1993 to January 1995, Chairman from January 1995 to October 1998 and Senior Advisor to CGU plc from October 1998 to December 1999. Until December 1999, he was also a director of Commercial Union Canada Holdings, Ltd. and the President and a director of Curepool (Bermuda) Ltd. He is also a vice president of the Insurance Institute of London and a fellow of the Institute of Risk Management.

Thomas J. Gallagher, 60, became a Class III director of the Company on March 13, 1996 and served as President and Chief Operating Officer of the Company until December 8, 2008 when he became Vice Chairman and Chief Underwriting Officer. Mr. Gallagher also serves as a director of Everest Re, having first been elected to that position in 1987. Elected President and Chief Operating Officer of both the Company and Everest Re on February 24, 1997, Mr. Gallagher had been Executive Vice President of both companies since December 1995. He was Senior Vice President of the Company from 1994 to 1995 and of Everest Re from 1989 to 1994. Since joining Everest Re in 1975, he has served as an underwriter in the facultative and treaty departments, as vice president in charge of the facultative department and as vice president in charge of the treaty casualty department. Mr. Gallagher also serves as a director and President of Everest Holdings, as a director of Everest Reinsurance (Bermuda), Ltd. ("Bermuda Re"), and as a director and Chairman of Everest Global Services, Inc. ("Everest Global"), Everest National Insurance Company ("Everest National"), Everest Insurance Company of Canada ("EVCAN"), and Mt. McKinley Insurance Company ("Mt. McKinley"). He also serves as a director and Chairman and Chief Executive Officer of Everest Indemnity Insurance Company ("Everest Indemnity"), and as a director of WorkCare Southeast, Inc. ("WorkCare Southeast"), WorkCare Southeast of Georgia, Inc. ("WorkCare Georgia") and Everest Security Insurance Company ("Everest Security") (f/k/a Southeastern Security Insurance Company), all of which are subsidiaries of the Company.

William F. Galtney, Jr., 56, became a Class III director of the Company on March 12, 1996 and served as a director of Everest Re from March 1996 to February 2000. Since February 1, 2006 he has been President of Galtney Enterprises, Inc. Since April 1, 2005, he has served as Chairman of Oxford Insurance Services Limited, a managing general and surplus lines agency. Prior thereto, he was President (from June 2001 until December 31, 2004) and Chairman (until March 31, 2005) of Gallagher Healthcare Insurance Services, Inc. ("GHIS"), a wholly-owned subsidiary of Arthur J. Gallagher & Co. ("Gallagher"). From 1983 until its acquisition by Gallagher in June 2001, Mr. Galtney was the Chairman and Chief Executive Officer of Healthcare Insurance Services, Inc. (predecessor to GHIS), a managing general and surplus lines agency previously indirectly owned by The Galtney Group, Inc. Mr. Galtney is also Managing Member, President and Director of Galtney Group, LLC and was a director of Mutual Risk Management Ltd. from 1988 to 2002. During 2007, Mr. Galtney assumed the directorship of Intercare Holdings, Inc. and Intercare Solutions Holdings, Inc.

Joseph V. Taranto, 60, a Class II director, became Chairman of the Board and Chief Executive Officer of the Company and Everest Re on October 17, 1994 and served as President of both companies from December 1994 until Mr. Gallagher's election as President on February 24, 1997. Mr. Taranto also serves as Chairman and Chief Executive Officer of Everest Holdings and from March 14, 2000 until June of 2007, he served as Chairman of Bermuda Re.   Between 1986 and 1994, Mr. Taranto was a director and President of Transatlantic Holdings, Inc. and a director and President of Transatlantic Reinsurance Company and Putnam Reinsurance Company (both subsidiaries of Transatlantic Holdings, Inc.).

Craig Eisenacher, 61, became Executive Vice President and Chief Financial Officer of the Company on December 18, 2006. On that day, he also became a director, Executive Vice President and Chief Financial Officer of Everest Re and Everest Holdings, and a director and the President of Everest Global. In 2006, he became a director and in 2007, Chairman of Bermuda Re and Everest Re Advisors, Ltd. ("Everest Re Advisors"), Bermuda subsidiaries of the Company. In 2008, he became a director of Everest Risk Holdings (Ireland), Limited ("Holdings Ireland") and in 2009, a director of Everest Risk Services, Limited ("Everest Risk"), both Irish subsidiaries of the Company. He serves as a director of Everest Advisors (UK), Ltd. ("Advisors U.K.") and Mt. McKinley as well as a director and Chairman of Everest International Reinsurance, Ltd. ("Everest International") (f/k/a AFC Re Ltd.), and a director and Treasurer of EVCAN. On January 26, 2007, Mr. Eisenacher became a director of Everest National, Everest Indemnity and Everest Security. Mr. Eisenacher serves as director, Chairman and President of Mt. Whitney Securities, Inc., a subsidiary of Everest Re ("Mt. Whitney"). From 2003 until he joined the Company in December 2006, Mr. Eisenacher was Senior Vice President and Chief Financial Officer of Bristol West Holdings, Inc. a publicly traded provider of liability and property damage coverage for private passenger automobiles. From 1993 through 2003, he served as Managing Director of Century Capital Management Inc., an SEC registered investment adviser, in connection with investments in insurance, insurance related and technology companies from 1993 through 2003.

Mark S. de Saram, 53, became Executive Vice President of the Company on September 17, 2008, having served as Senior Vice President since October 13, 2004. He serves as Deputy Chairman, Managing Director and Chief Executive Officer of Bermuda Re and as a director and Deputy Chairman of Everest Re Advisors and Everest International. He serves as a director of Advisors U.K., Holdings Ireland and of Everest Risk. Mr. de Saram joined Everest Re in 1995 as Vice President responsible for United Kingdom and European Operations. Prior to his joining Everest Re, Mr. de Saram accumulated 21 years of reinsurance industry experience working in various underwriting capacities in the United Kingdom and Canada.

Keith T. Shoemaker, 53, became Comptroller of the Company on November 6, 2001 and became the Principal Accounting Officer on July 30, 2002. He also serves as Vice President and Comptroller of Everest Holdings, Everest Re, Everest Global, Mt. Whitney and Mt. McKinley as well as Assistant Comptroller of Everest National, Everest Indemnity, Everest Security, WorkCare Southeast, WorkCare Georgia and Mt. McKinley Managers, L.L.C. ("Mt. McKinley Managers") and Assistant Controller of EVCAN. He also serves as a trustee of Everest Re Capital Trust II which is a Delaware statutory trust.   Mr. Shoemaker was Vice President and Controller of Selective Insurance Company from 1999 to 2001 and served as Vice President of the National Council on Compensation Insurance from 1992 to 1999.

THE BOARD OF DIRECTORS AND ITS COMMITTEES

The Board conducts its business through its meetings and meetings of its committees. Four meetings of the Board were held in 2008. No director, either in person or through an alternate director appointment as permitted under Bermuda law, attended fewer than 75% of the total number of meetings of the Board and meetings of all committees of the Board on which the director served. All of the directors attended last year's Annual General Meeting of Shareholders. The directors are expected to attend the Annual General Meeting pursuant to the Company's Corporate Governance Guidelines.

The Board has affirmatively determined that the following directors, who constitute a majority of the Board and who serve as members of the Audit, Compensation and Nominating and Governance Committees, are independent: Mr. Abrahams, Mr. Duffy, Mr. Dunne and Mr. Weber. To determine independence, the Board applied the categorical standards contained in the Company's Corporate Governance Guidelines. A copy of those standards, which are stricter than the corporate governance listing standards of the New York Stock Exchange (the "NYSE"), is set forth as Appendix A to this Proxy Statement. The Board also considered whether these four directors had any other material relationships with the Company, its affiliates or the Company's external auditor and concluded that none of them had a relationship that impaired his independence. The Board based its determination on personal discussions with the directors and a review of each director's responses on the annual questionnaire regarding employment, compensation history, affiliations and family and other relationships. The questionnaire responses form the basis of a financial transactions review resulting in a financial transactions report on every relationship that is disclosed by a director, regardless of the amount in question. This is done in compliance with the Company's Bye-laws and the Bermuda Companies Act 1981 and the resulting report is approved by resolution of the Board of Directors and forms the basis of the report entitled "Certain Transactions with Directors" that appears in this proxy statement. In addition to these disclosures, the Board considered a past shared affiliation among three directors and a past affiliation with the predecessor of the Company's independent registered public accounting firm. Directors are also subject to the Company's Ethics Guidelines which require full and timely disclosure to the Company of any situation that may result in a conflict or appearance of a conflict.

Additionally, in accordance with the Corporate Governance Guidelines and the disclosure requirement set forth in Bye-law 21(b) of the Company's Bye-laws (which in turn requires compliance with the Bermuda Companies Act 1981), each director must disclose to the other directors any potential conflicts of interest he may have with respect to any matter under discussion. If a director is disqualified by the Chairman because of a conflict, he must refrain from voting on a matter in which he may have a material interest. Prior to each scheduled meeting of the Board of Directors, the directors who are not officers of the Company meet in executive session outside the presence of management. The executive sessions are chaired by alternating directors who rotate on an alphabetical basis. In addition, the independent directors meet in executive session outside the presence of management on a regular basis.

The Board currently maintains Audit, Nominating and Governance and Compensation Committees, all of whose members are independent directors. The Charters for each of these committees, the Corporate Governance Guidelines and the Company's Ethics Guidelines and Index to Compliance Policies are posted on the Company's website at http://www.everestre.com. These documents are also available in print to any shareholder who requests a copy from the Corporate Secretary at the address below. The Board also maintains an Executive Committee, the purpose of which is to take any emergent actions until the Board can meet. The members of the Executive Committee are Mr. Taranto, Mr. Gallagher and Mr. Galtney. The Executive Committee met once in 2008.

Audit Committee

The principal purposes of the Company's Audit Committee are to oversee the integrity of the Company's financial statements and the Company's compliance with legal and regulatory requirements, to oversee the independent registered public accounting firm, to evaluate the independent registered public accounting firm's qualifications and independence and to oversee the performance of the Company's internal audit function. The Audit Committee meets with the Company's management, Chief Internal Audit Officer and the independent registered public accounting firm, both separately and together, to review the Company's internal controls and financial statements, audit findings and significant accounting and reporting issues. The Board has adopted a Charter for the Audit Committee which is revised as necessary to comply with all applicable laws, rules and regulations.   The Charter is available on the Company's website at http://www.everestre.com.

The members of the Audit Committee are Mr. Abrahams, Mr. Duffy, Mr. Dunne, and Mr. Weber. The Board has determined that all members of the Committee are financially literate and that all are independent under the NYSE listing standards and the rules of the SEC governing the qualifications of audit committee members. The Board has also determined that Mr. Abrahams qualifies as an "audit committee financial expert" as defined by SEC rules and has accounting or related financial management expertise as required by NYSE listing standards. No member of the Audit Committee may serve on the Audit Committee of more than two other public companies unless the Board has determined that such service will not affect the ability of the Committee member to serve on the Company's Audit Committee. Mr. Dunne serves as Chairman of the Audit Committee. The Audit Committee held four meetings in 2008.

Compensation Committee

The Compensation Committee exercises authority with respect to all compensation and benefits afforded all officers at the Senior Vice President level and above, the Named Executive Officers (as defined herein) and the Company's Chief Financial Officer, Comptroller, Treasurer, Chief Internal Audit Officer and Secretary. The Compensation Committee also has oversight responsibilities for all of the Company's broad-based compensation and benefit programs, including administration of the Company's Annual Incentive Plan, the 1995 Stock Incentive Plan, the 2002 Stock Incentive Plan and the Executive Performance Annual Incentive Plan. The Compensation Committee did not employ a consultant during 2008.   The Compensation Committee adopted a Charter on November 21, 2002, which is available on the Company's website at http://www.everestre.com. The Charter provides that the Compensation Committee may form and delegate authority to subcommittees or to committees of the Company's subsidiaries when appropriate.   This delegation authority was not exercised by the Compensation Committee during 2008. Additional information on the Compensation Committee's processes and procedures for consideration of executive compensation are addressed in this Proxy Statement under the heading "Compensation Discussion and Analysis".

The Compensation Committee is comprised of Mr. Abrahams, Mr. Duffy, Mr. Dunne and Mr. Weber, none of whom is a current or former employee or officer of the Company and all of whom meet the independence standards of the NYSE. Mr. Duffy serves as Chairman of the Compensation Committee. The Compensation Committee held four meetings in 2008.

Nominating and Governance Committee

The Nominating and Governance Committee was established by the Board on November 21, 2002, with authority and responsibility to identify and recommend qualified individuals to be nominated as directors of the Company and to develop and recommend to the Board the Corporate Governance Guidelines applicable to the Company. The current members of the Nominating and Governance Committee are Mr. Abrahams, Mr. Duffy, Mr. Dunne and Mr. Weber. Mr. Abrahams currently serves as Chairman of the Nominating and Governance Committee.

The Nominating and Governance Committee will consider a shareholder's nominee for director who is proposed in accordance with the procedures set forth in Bye-law 12 of the Company's Bye-laws, which is available on the Company's website or by mail from the Corporate Secretary's office. This Bye-law requires written notice of a shareholder's intent to make such a nomination at the 2010 Annual General Meeting of Shareholders to be received by the Secretary of the Company at the address listed below under Shareholder and Interested Party Communications with Directors, between November 9, 2009 and December 10, 2009. Such notice shall set forth the name and address, as it appears on the Register of Members, of the shareholder who intends to make the nomination; a representation that the shareholder is a holder of record of shares of the Company entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to make such nomination; the class and number of shares of the Company which are held by the shareholder; the name and address of each individual to be nominated; a description of all arrangements or understandings between the shareholder and any such nominee and any other person or persons (naming such person or persons) pursuant to which such nomination is to be made by the shareholder; such other information regarding any such nominee required to be included in a proxy statement filed pursuant to Regulation 14A under the Securities Exchange Act of 1934; and the consent of any such nominee to serve as a director, if so elected.

Shareholder candidates nominated in accordance with the procedures of Bye-law 12 will, like any other candidate for director, be considered based solely on their character, judgment, education, training, business experience and expertise. In addition to complying with independence standards of the NYSE, the SEC and the Company, candidates for director must possess the highest levels of personal and professional ethics, integrity and values and be willing to devote sufficient time to perform their Board and committee duties. It is in the Company's best interests that the Board be comprised of individuals whose skills, experience, diversity and expertise complement those of the other Board members. The objective is to have a Board which, taken as a whole, is knowledgeable in the areas of insurance/reinsurance, accounting (using generally accepted accounting practices and/or statutory accounting practices for insurance companies), financial management and investment, legal/regulatory and any other areas which the Board and committee deem appropriate in light of the continuing operations of the Company and its subsidiaries. Financial services-related experience, other relevant prior service, a familiarity with national and international issues affecting the Company's operations and a diversity of background, experience, race and gender are also among the relevant criteria to be considered. Following interviews, meetings and such inquiries and investigations determined to be appropriate under the circumstances, the Committee makes its director recommendations to the Board.

The Nominating and Governance Committee held two meetings in 2008. The Committee's Charter, which was adopted by the Board on February 25, 2004, and the Corporate Governance Guidelines, which contain the director qualifications, are available on the Company's website at http://www.everestre.com.

Audit Committee Report

The Audit Committee has reviewed and discussed with management, which has primary responsibility for the financial statements, and with PricewaterhouseCoopers LLP, the Company's independent auditors, the audited financial statements for the year ended December 31, 2008 (the "Audited Financial Statements"). In addition, the Audit Committee has discussed with PricewaterhouseCoopers LLP the matters required to be discussed by Statement on Auditing Standards No. 61, as amended. The Audit Committee has received the written disclosures and the letter from PricewaterhouseCoopers LLP required by applicable requirements of the Public Accounting Oversight Board regarding PricewaterhouseCoopers LLP's communications with the Audit Committee concerning independence, and has discussed with that firm its independence. The Audit Committee also has discussed with management of the Company and with PricewaterhouseCoopers LLP such other matters and received such assurances from them as the Committee deemed appropriate. Based on the foregoing review and discussions and relying thereon, the Audit Committee recommended to the Company's Board of Directors the inclusion of the Audited Financial Statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2008.

The Audit Committee devoted substantial time in 2008 to discussing with the Company's independent auditors and internal auditors the status and operating effectiveness of the Company's internal controls over financial reporting. The Audit Committee's oversight involved several meetings, both with management and with the auditors outside the presence of management, to monitor the preparation of management's report on the effectiveness of the Company's internal controls. The meetings reviewed in detail the standards that were established, the content of management's assessment, and the auditors' testing and evaluation of the design and operating effectiveness of the internal controls. As reported in the Company's Annual Report on Form 10-K filed March 2, 2009, the independent auditors concluded that, as of December 31, 2008, the Company maintained, in all material respects, effective internal controls over financial reporting based upon the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Under its Charter and the "Audit and Non-Audit Services Pre-Approval Policy" (the "Policy"), the Audit Committee is required to pre-approve the audit and non-audit services to be performed by the independent auditors. The Policy requires that any service that has not received a general pre-approval or that exceeds pre-approved cost levels or budgeted amounts requires specific approval by the Audit Committee. For both specific and general pre-approval, the Audit Committee considers whether such services are consistent with the SEC's rules on auditor independence. The Audit Committee also considers whether the independent auditors are best positioned to provide the most effective and efficient service and whether the service might enhance the Company's ability to manage or control risk or improve audit quality. The Audit Committee is also mindful of the relationship between fees for audit and non-audit services in deciding whether to pre-approve any such services and may determine, for each fiscal year, the appropriate ratio between the total amount of fees for audit, audit-related and tax fees and a total amount of fees for certain permissible non-audit services classified as "All Other Fees" below. All such factors are considered as a whole, and no one factor is determinative. The Audit Committee has considered whether the performance by PricewaterhouseCoopers LLP of the services disclosed below is compatible with maintaining their independence. The Audit Committee approved all of the audit-related fees, tax fees and all other fees for 2008 and 2007.

The fees billed to the Company by PricewaterhouseCoopers LLP and its worldwide affiliates in 2008 and 2007 are as follows:

	2008	2007
Audit Fees (1)	$ 3,491,948	$ 3,484,258
Audit-Related Fees (2)	75,100	102,500
Tax Fees (3)	97,270	168,519
All Other Fees (4)	5,029	4,984

_____

(1)   Audit fees include the annual audit and quarterly financial statement reviews, internal control audit (as required by the Sarbanes Oxley Act of 2002), subsidiary audits, and procedures required to be performed by the independent auditors to be able to form an opinion on the Company's consolidated financial statements. Audit fees also include statutory audits or financial audits of subsidiaries or affiliates of the Company and services associated with SEC registration statements, periodic reports and other documents filed with the SEC or other documents issued in connection with securities offerings.

(2)   Audit-related fees include assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements; accounting consultations related to accounting, financial reporting or disclosure matters not classified as "audit services"; assistance with understanding and implementing new accounting and financial reporting guidance from rulemaking authorities; financial audits of employee benefit plans; agreed-upon or expanded audit procedures related to accounting and/or billing records required to respond to or comply with financial, accounting or regulatory reporting matters and assistance with internal control reporting requirements.

(3)   Tax fees include tax compliance, tax planning and tax advice and may be granted general pre-approval by the Audit Committee.

(4)   All other fees are for accounting and research subscriptions.

John R. Dunne, Chairman
Martin Abrahams
Kenneth J. Duffy
John A. Weber

Compensation Committee Report

Management has the primary responsibility for the Company's financial statements and reporting process, including the disclosure of executive compensation. The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis contained in this proxy statement and, based on this review and discussion, recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

Kenneth J. Duffy, Chairman
Martin Abrahams
John R. Dunne
John A. Weber

Code of Ethics for CEO and Senior Financial Officers

The Company has adopted a code of ethics that applies to the Chief Executive Officer, Chief Financial Officer and senior financial officers. The text of the Code of Ethics for the Chief Executive Officer and Senior Financial Officers is posted on the Corporate Governance page on the Company's website at http://www.everestre.com. This document is also available in print to any shareholder who requests a copy from the Corporate Secretary at the address below. In the event the Company makes any amendment to or grants any waiver from the provisions of its Code of Ethics, the Company intends to disclose such amendment or waiver on its website within five business days.

Shareholder and Interested Party Communications with Directors

Shareholders and interested parties may communicate directly with the Board of Directors or with individual directors. All communications should be directed to the Company's Secretary at the following address and in the following manner:

Everest Re Group, Ltd. Corporate Secretary
c/o Everest Global Services, Inc.
Westgate Corporate Center
477 Martinsville Road
P.O. Box 830
Liberty Corner, New Jersey 07938-0830

Any such communication should prominently indicate on the outside of the envelope that it is intended for the Board of Directors, for the Non-Management Directors or for any individual director. Each communication addressed to an individual director and received by the Company's Secretary from shareholders or interested parties, which is related to the operation of the Company and is not solely commercial in nature, will promptly be forwarded to the specified party. Communications addressed to the "Board of Directors" or to the "Non-Management Directors" will be forwarded to the Chairman of the Nominating and Governance Committee.

COMMON SHARE OWNERSHIP BY DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the beneficial ownership of Common Shares as of March 20, 2009 by the directors of the Company, by the Named Executive Officers listed in the Summary Compensation Table and by all directors and Named Executive Officers of the Company as a group. Information in this table was furnished to the Company by the respective directors and Named Executive Officers. Unless otherwise indicated in a footnote, each person listed in the table possesses sole voting power and sole dispositive power with respect to the shares shown in the table as owned by that person.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class (12)
Martin Abrahams	35,541 (1)	*
Kenneth J. Duffy	40,505 (2)	*
John R. Dunne	19,379 (3)	*
Thomas J. Gallagher	129,015 (4)	*
William F. Galtney, Jr.	82,366 (5)	*
Joseph V. Taranto	479,688 (6)	*
John A. Weber	12,480 (7)	*
Craig Eisenacher	23,380 (8)	*
Keith T. Shoemaker	12,400 (9)	*
Mark S. de Saram	60,658 (10)	*
All directors and executive officers as a group (10 persons)	895,412 (11)	1.4

_____

* Less than 1%

(1) Includes 20,000 shares issuable upon the exercise of share options exercisable within 60 days of March 20, 2009 and 15,541 shares held in the Martin Abrahams Revocable Trust. Also includes 1,500 restricted shares issued to Mr. Abrahams under the Company's 2003 Non-Employee Director Equity Compensation Plan ("2003 Director Plan") which may not be sold or transferred until the vesting requirements are satisfied.

(2) Includes 20,000 shares issuable upon the exercise of share options exercisable within 60 days of March 20, 2009. Also includes 1,500 restricted shares issued to Mr. Duffy under the 2003 Director Plan which may not be sold or transferred until the vesting requirements are satisfied.

(3) Includes 12,500 shares issuable upon the exercise of share options exercisable within 60 days of March 20, 2009. Also includes 1,500 restricted shares issued to Mr. Dunne under the 2003 Director Plan which may not be sold or transferred until the vesting requirements are satisfied.

(4) Includes 82,500 shares issuable upon the exercise of share options exercisable within 60 days of March 20, 2009. Also includes 23,980 restricted shares issued to Mr. Gallagher under the Company's 2002 Stock Incentive Plan which may not be sold or transferred until the vesting requirements are satisfied.

(5) Includes 54,000 shares owned by Galtney Family Investors, Ltd., a limited partnership in which Mr. Galtney maintains a beneficial ownership and for which he serves as the General Partner. Also includes 20,000 shares issuable upon the exercise of share options exercisable within 60 days of March 20, 2009 and 1,500 restricted shares issued to Mr. Galtney under the 2003 Director Plan which may not be sold or transferred until the vesting requirements are satisfied.

(6) Includes 240,000 shares issuable upon the exercise of share options exercisable within 60 days of March 20, 2009. Excludes 4,160,100 Common Shares held by Everest Holdings over which Mr. Taranto has voting and dispositive power. Mr. Taranto disclaims beneficial ownership of the Common Shares held by Everest Holdings.

(7) Includes 3,206 shares issuable upon the exercise of stock options exercisable within 60 days of March 20, 2009. Also includes 1,500 restricted shares issued to Mr. Weber under the 2003 Director Plan which may not be sold or transferred until the vesting requirements are satisfied.

(8)   Includes 4,000 shares issuable upon the exercise of stock options exercisable within 60 days of March 20, 2009. Also includes 15,950 restricted shares issued to Mr. Eisenacher under the Company's 2002 Stock Incentive Plan which may not be sold or transferred until the vesting requirements have been satisfied.

(9)   Includes 12,400 shares issuable upon the exercise of share options exercisable within 60 days of March 20, 2009.

(10)   Includes 32,100 shares issuable upon the exercise of share options exercisable within 60 days of March 20, 2009. Also includes 14,450 restricted shares issued to Mr. de Saram under the Company's 2002 Stock Incentive Plan which may not be sold or transferred until the vesting requirements have been satisfied.

(11)   Includes 446,706 shares issuable upon the exercise of share options exercisable within 60 days of March 20, 2009.

(12)   Based on 65,699,405 total Common Shares outstanding and entitled to vote as of March 20, 2009.

PRINCIPAL HOLDERS OF BENEFICIAL SHARES

To the best of the Company's knowledge, the only beneficial owners of more than 5% of the outstanding Common Shares as of December 31, 2008 are set forth below. This table is based on information provided in Schedule 13G Information Statements filed with the SEC by the parties listed in the table.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Class
FMR Corp. 82 Devonshire Street Boston, Massachusetts 02109	6,129,425 (1)	9.98
Southeastern Asset Management, Inc. 6410 Poplar Avenue, Suite 900 Memphis, Tennessee 38119	4,947,413 (2)	8.10
Oppenheimer Funds, Inc. Two World Financial Center 225 Liberty Street New York, New York 10281	4,715,121 (3)	7.68
Wellington Management Company, LLP 75 State Street Boston, Massachusetts 02109	3,955,484 (4)	6.44
Goldman Sachs Asset Management, LP 75 State Street Boston, Massachusetts 02109	3,442,791 (5)	5.60

_____

(1)   FMR Corp. reports in its Schedule 13G that it has sole power to vote or direct the vote of 193,469 Common Shares and sole dispositive power with respect to 6,129,425 Common Shares.

(2)   Southeastern Asset Management, Inc. reports in its Schedule 13G that it has sole power to vote or direct the vote of 2,830,000 Common Shares, shared power to vote 1,541,100 Common Shares, no power to vote 576,313 Common Shares, sole dispositive power with respect to 3,406,313 Common Shares and shared or no dispositive power with respect to 1,541,100 Common Shares.

(3)   Oppenheimer Funds, Inc. reports in its Schedule 13G that it has shared power to vote or direct the vote of 4,715,121 Common Shares and shared dispositive power with respect to 4,715,121 Common Shares.

(4)   Wellington Management Company, LLP reports in its Schedule 13G that it has shared power to vote or direct the vote of 3,237,000 Common Shares and shared dispositive power with respect to 3,940,084 Common Shares.

(5)   Goldman Sachs Asset Management reports in its Schedule 13G that it has shared power to vote or direct the vote of 3,442,791 Common Shares and shared dispositive power with respect to 3,442,791 Common Shares.

DIRECTORS' COMPENSATION

Each member of the Board who is not otherwise affiliated with the Company as an employee and/or officer ("Non-Employee Director" or "Non-Management Director") was compensated in 2008 for services as a director and was also reimbursed for out-of-pocket expenses associated with each meeting attended. The annual compensation for 2008 of each Non-Employee Director consisted of shares and/or cash having an aggregate value of $75,000. The compensation was paid in four installments of cash or, at the director's election, by issuances of Common Shares under the 2003 Directors Plan which was approved by shareholders on May 22, 2003, and amended with the approval of shareholders on May 25, 2005.

Giving Non-Employee Directors an opportunity to receive their compensation in the form of Common Shares is intended to align their interests with those of the Company's shareholders. The value of Common Shares issued is calculated based on the average of the highest and lowest sale prices of the Common Shares on each installment date or, if no sale is reported for that day, the preceding day for which there is a reported sale. During 2008, Mr. Galtney and Mr. Weber, who elected to receive share-based retainer fees, each received 853 Common Shares.

On May 23, 1996, the shareholders approved the Company's adoption of the 1995 Stock Option Plan for Non-Employee Directors (the "1995 Directors' Plan"), which was designed to maintain the Company's ability to attract and retain the services of experienced and highly qualified Non-Employee Directors and to create in those directors a proprietary interest in the Company's continued success. At the time of their appointment to the Board, each Non-Employee Director is awarded an option to purchase an amount of Common Shares equal to $50,000 divided by the average of the NYSE high and low price of one share on that day with an exercise price equal to that average. As defined in the 1995 Directors' Plan, the fair market value is determined by averaging the highest and lowest trading prices of the Common Shares on the date of the option award. The 1995 Directors' Plan has expired and, therefore, the shareholders are being asked to consider and approve a replacement plan. (See Proposal Number 3 below, "Approval of Everest Re Group, Ltd. 2009 Non-Employee Director Stock Option and Restricted Stock Plan.")

On May 25, 2005, each of the Non-Employee Directors was granted 2,000 restricted shares under the 2003 Directors Plan which vest over a three year term. On February 21, 2007 and on February 20, 2008, each of the Non-Employee Directors was granted 1,500 restricted shares under the 2003 Directors Plan which vest respectively over a three year term.

The table below summarizes the compensation paid by the Company to Non-Employee Directors for the fiscal year ended December 31, 2008.

2008 DIRECTOR COMPENSATION TABLE

Name	Fees Earned or Paid in Cash (1)	Share Awards (2)	Option Awards (3)	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation (4)	Total
Martin Abrahams	$75,000	$ 116,195	$ -	$ -	$ -	$ 5,439	$ 196,634
Kenneth J. Duffy	75,000	116,195	-	-	-	5,439	196,634
John R. Dunne	75,000	116,195	-	-	-	5,439	196,634
William F. Galtney, Jr.	75,000	116,195	-	-	-	5,439	196,634
Ralph E. Jones, III (5)	18,750	-	-	-	-	-	18,750
John A. Weber	75,000	116,195	-	-	-	5,439	196,634

_____

(1) During 2008, Messrs. Galtney and Weber, who elected to receive share-based retainer fees, each received 853 Common Shares. Mr. Duffy, who elected to receive his 2007 compensation in shares, received his last payment of 187 shares in the first quarter of 2008 in respect of his service during the last quarter of 2007.

(2) Each of the Non-Employee Directors was awarded 1,500 restricted shares on February 21, 2007, of which 500 remain restricted, and on February 20, 2008, 1,500 restricted shares, of which 1,000 shares remain restricted. Each of the Non-Employee Directors was also awarded 2,000 restricted shares on May 25, 2005, of which the final tranche became unrestricted during 2008. The amount shown is the dollar amount recognized for financial statement reporting purposes during 2008 in accordance with Financial Accounting Standards Board Statement 123(R) ("SFAS 123(R)").

(3) No share options were awarded to the Non-Employee Directors in 2008. As of December 31, 2008, each director has exercisable outstanding options to purchase the following number of shares: Mr. Abrahams, 26,500; Mr. Duffy, 20,000; Mr. Dunne, 20,000; Mr. Galtney, 26,500 and Mr. Weber, 3,206.

(4) Dividends paid on each director's restricted shares.

(5) Ralph E. Jones, III was elected as an independent director of the Company on August 17, 2008 as permitted by the Bermuda Companies Act of 1981. He became the President and Chief Operating Officer of the Company on December 8, 2008 and resigned his directorship in order to preserve the majority independence of the Board.

COMPENSATION DISCUSSION AND ANALYSIS

Overview of the Company's Compensation Program's Philosophy and Objectives.

The Company's executive compensation program is designed to attract, retain and motivate highly talented individuals whose abilities are critical to the success of the Company. To achieve these ends, the executive compensation program utilizes a two-prong approach. First, a short-term component consisting of a base salary and merit-based discretionary bonus is designed to attract, reward and retain executives for achieving optimal performance in the current year. Second, a long-term component consisting of discretionary equity awards in the form of share options and/or restricted shares is designed to align key executive's interests with those of the Company's shareholders and incentivize the executive to work towards achieving the Company's long-term goals of profitability and strong shareholder returns. Thus, the executive compensation program is designed to reward those employees who are integral to the Company's success this year as well as into the future.

The Company's executive compensation program is implemented by the Compensation Committee. The members of the Compensation Committee are appointed annually by the Board of Directors and satisfy the independence requirements of the NYSE.

The Compensation Committee meets outside the presence of management to discuss compensation decisions. The Compensation Committee is guided by the following principles when making compensation decisions individually and collectively:

• Compensation of executive officers is based on the level of job responsibility, their individual performance and their contribution to the performance of the Company.

• Compensation awards and levels are generally intended to be reasonably competitive with compensation paid by organizations of similar stature so as to minimize the potential for disruptive turnover amongst important contributors.

• Compensation is intended to align the interests of the executive officers with those of the Company's shareholders by basing a significant part of total compensation on the long-term performance of the Common Shares.

Components of the Company's Compensation Program.

In 2008, annual compensation for the Company's executive officers consisted principally of a base salary, a cash bonus, and equity based awards. Apart from the salary, bonus and equity award components, all employees including executive officers received other forms of compensation from the Company. That compensation included a Company funded pension plan, Company paid term life insurance, partially subsidized medical and dental plan, Company paid disability insurance, and participation in a Company sponsored 401(k) employee savings plan. Executives may also participate in a supplemental savings plan and supplemental retirement plan, both of which are non-qualified with respect to current tax deductibility in the U.S. The purpose of these supplemental plans is principally to restore benefits which would otherwise have been limited by U.S. benefit plan rules.

Base Salary and Bonus Determinations.

The base salaries for all executive officers are determined by the Compensation Committee. With the exception of Messrs. Taranto, Eisenacher and de Saram who have or had employment agreements, base salaries are established upon hire or assignment date and reconsidered annually or as responsibilities change. Adjustments are based on each executive officer's performance and the Company's performance and may also take into account competitive conditions in the industry.

For purposes of base salary compensation and in assessing competitive conditions in the industry, the Compensation Committee may periodically examine miscellaneous trade or other publications regarding executive compensation, including publicly filed financial statements. However, the Compensation Committee does not engage in formal benchmarking in determining compensation for Named Executive Officers.

The Company awards annual cash bonuses to executive officers under the Annual Incentive Plan and the Executive Performance Annual Incentive Plan. The Annual Incentive Plan is applicable to all executive officers and management employees, except for Mr. Taranto who is subject to the Executive Performance Annual Incentive Plan. Under the Annual Incentive Plan, the Company may make cash payments each year to employees who hold positions of significant responsibility and/or whose performance or potential contribution, in the judgment of the Compensation Committee, will contribute materially to the success of the

Company and its subsidiaries. The Annual Incentive Plan is designed to reward past accomplishments, to motivate future accomplishments, and to aid in attracting and retaining employees of the caliber necessary for the continued success of the Company. The actual cash bonus amounts recommended for individual plan participants are subjectively and judgmentally determined by executive management based on a variety of factors including individual responsibilities, experience, contributions and performance, as well as position relative to internal peers. Consideration of these factors encourages executives to strive to improve their performance. The Compensation Committee reviews management's recommendation, and has the discretion to reject or modify the recommended individual awards. The Company generally limits the aggregate amount available for such bonus payments to 3% of the Company's net operating income. For purposes of determining 2008 awards, the total amount available for bonuses under the Annual Incentive Plan was $19.3 million.

Unlike the Annual Incentive Plan, the executive officers eligible to participate in the Executive Performance Annual Incentive Plan (the "Executive Incentive Plan") are selected by the Compensation Committee. Currently, only Mr. Taranto is a participant in the Executive Incentive Plan. Pursuant to this plan, the Compensation Committee establishes performance goals for each participant which, if attained, entitles the participant to specific award amounts. The Executive Incentive Plan provides that the total amount of awards granted to all participants in any one year may not exceed 10% of the Company's average annual income before taxes for the preceding five years.

In the case of Mr. Taranto, the Executive Incentive Plan involves a personal performance grid that relates various levels of the Company's net operating income, return on average equity and earnings per share, to a maximum cash incentive award for a given level of performance. For 2008, Mr. Taranto's maximum potential award was $2.5 million. Although this amount was the maximum cash bonus award that could be awarded to Mr. Taranto, the Compensation Committee may, in its discretion, choose to reduce the actual amount of the award.   For 2008, Mr. Taranto's cash bonus was $1.4 million.

Long-Term Compensation Determinations.

The second component of the Company's executive compensation plan is premised on a strategic view of compensation. This long-term compensation component is achieved through the Everest Re Group, Ltd. 2002 Stock Incentive Plan, as amended May 2006 ("2002 Stock Incentive Plan"). Awards under the 2002 Stock Incentive Plan are intended to reinforce management's long-term perspective on corporate performance, provide an incentive for key executives to remain with the Company for the long-term, and provide a strong incentive for employees to work to increase shareholder value by aligning employees' interests with the shareholders.

Awards under the 2002 Stock Incentive Plan may take the form of share options, share appreciation rights, restricted shares or share awards. To date, the Company has only awarded restricted shares and non-qualified share options pursuant to the Plan. Options and restricted shares are awarded on the day that they are granted by the Compensation Committee and valued as of the grant date. Options are issued with an exercise price equal to the fair market value of the Company's stock on the grant date. The Company determines fair market value by averaging the high and low market price on the grant date. Equity grants are made in conjunction with the meeting of the Compensation Committee, and there is no plan or practice to grant options or restricted shares in coordination with the release of material non-public information.

Additionally, the Company's Ethics Guidelines impose a total prohibition on its officers, directors or other employees trading in options in the Company's shares. Prohibited options include options awarded under the 1995 and 2002 Stock Incentive Plans, "put" options and "call" options. The Company's officers, directors or other employees are also prohibited from engaging in transactions geared toward "shorting" the Company's stock.

In the case of equity awards, the CEO makes recommendations to the Compensation Committee for each executive officer, and the awards are discussed by the Compensation Committee and recommended for action by the Board. Awards are granted subjectively at the discretion of the Compensation Committee based on a variety of factors. Examples of factors include the recipient's demonstrated past and expected future performance, the recipient's level of responsibility within the Company, their ability to affect shareholder value, and past awards of share options, share appreciation rights, restricted shares, or share awards. Restricted share awards and share options encourage employee retention because all awards vest over a five year period at the rate of 20% per year and are generally forfeited if the recipient leaves the Company before vesting. Generally, upon termination of employment, the recipient loses unvested options and restricted shares and has 90 days to exercise vested options. In addition, the expiration of share options ten years after they are granted is designed to encourage recipients to work on the Company's growth over the long-term and not simply cater to short-term profits.

As with his short-term compensation components, the determination, award and vesting of awards for Mr. Taranto are handled separately. The Compensation Committee discusses the CEO's self-assessment and recommendation with the CEO, and meets outside of the presence of the CEO in making its award determination. Like other executive officers, the CEO's award is granted subjectively at the discretion of the Compensation Committee based upon factors similar to those considered for other executive officers as described above. In accordance with the terms of the 2005 amendment to his employment agreement, in consideration for extending his employment with the Company, all restricted shares and outstanding options awarded to Mr. Taranto under the 2002 Stock Incentive Plan vested on March 31, 2008.

Other Forms of Compensation.

Apart from the salary, bonus and long-term compensation components discussed above, all employees including executive officers receive other forms of compensation from the Company. That compensation includes a Company funded pension plan, Company paid term life insurance, partially subsidized medical and dental plan, Company paid disability insurance, and participation in a Company sponsored 401(k) employee savings plan.   Executives may also participate in a supplemental savings plan and a "Supplemental Retirement Plan," both of which are non-qualified with respect to tax deductibility in the U.S. The purpose of these plans is principally to restore benefits which would otherwise have been limited by U.S. benefit plan rules.

Perquisites and Other Benefits.

When the Compensation Committee determines it appropriate, the Company provides Named Executive Officers with perquisites and other personal benefits that are reasonable and consistent with the overall compensation plan and the philosophy of attracting and retaining key employees.   The Compensation Committee periodically reviews these awards of perquisites and other benefits.

The only perquisites approved by the Compensation Committee for 2008 were: (1) Mr. de Saram's housing, family travel and golf membership fees for Tuckers Point Country Club in Bermuda, and (2) Mr. Eisenacher's travel reimbursement, each under the terms of their respective employment agreements. The amounts reported for Mr. de Saram and Mr. Eisenacher are included in the Summary Compensation Table.

Tax and Accounting Implications.

Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended, limits the ability of a publicly-held company to take a tax deduction for annual compensation in excess of $1 million paid to its chief executive officer or to any of its four other most highly compensated officers. However, compensation is exempt from this limit if it qualifies as "performance-based compensation." To preserve this deduction, the Company has designed its incentive plans to constitute "performance-based compensation" and not be counted toward the $1 million limit. However, the 2002 Stock Incentive Plan does allow for the Compensation Committee, in its sole discretion, to grant awards under the plans which do not constitute "performance-based compensation." Although the Compensation Committee considers deductibility under section 162(m) with respect to the compensation arrangements for executive officers, deductibility is not a determinative factor when considering appropriate levels or methods of compensation.

It is the Compensation Committee's objective to have its U.S. tax-paying executives not be subject to penalties under U.S. Internal Revenue Code §409A, ("§409A"). Accordingly, all applicable compensation and benefit programs have been amended and are administered in accordance with §409A.

The foregoing provides a general overview of the Company's philosophy on executive compensation. The tables contained in the subsequent sections attribute specific dollar values for the various aspects of executive compensation previously discussed.

Compensation of Executive Officers.

The following table sets forth compensation paid or accrued for the last fiscal year with respect to the Company's Chief Executive Officer, Principal Financial Officer and the three other most highly compensated executive officers as of December 31, 2008 (collectively, the "Named Executive Officers"), for services rendered by them to the Company and to its subsidiaries.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary	Bonus	Share Awards (1)	Option Awards (2)	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings (3)	All Other Compensation (4)	Total
Joseph V. Taranto									
Chairman of the Board and Chief Executive Officer									
	2008	$1,000,000	$ -	$ 4,888,723	$ -	$1,400,000	$ 1,358,865	$ 86,215	$ 8,924,243
	2007	1,000,000	-	5,415,554	583,359	2,250,000	749,212	223,825	10,221,950
	2006	1,000,000	-	3,973,021	852,206	2,500,000	396,321	95,838	8,817,386
Craig Eisenacher,									
Executive Vice President and Chief Financial Officer									
	2008	$ 408,769	$ 200,000	$ 366,631	$ 58,362	$ -	$ 139,872	$ 56,292	$ 1,229,926
	2007	400,000	300,000	255,261	50,037	-	110,451	150,733	1,266,482
	2006	7,692	275,000	-	-	-	-	-	282,692
Thomas J. Gallagher,									
Vice Chairman & Chief Underwriting Officer (5)									
	2008	$ 586,538	$ 560,000	$ 639,149	$ -	$ -	$ 1,305,787	$ 60,448	$ 3,151,922
	2007	536,539	700,000	522,811	96,250	-	811,004	57,395	2,723,999
	2006	500,000	650,000	403,696	187,459	-	327,540	26,959	2,095,654
Mark S. de Saram,									
Senior Vice President of Group and Managing Director and Chief Executive Officer of Bermuda Re									
	2008	$ 457,487 (6)	$ 400,000	$ 283,211	$ 61,246	$ -	N/A	$ 276,655	$ 1,478,599
	2007	437,547	500,000	197,960	135,925	-	N/A	273,618	1,545,050
	2006	382,334	325,000	129,936	132,933	-	N/A	243,775	1,213,978
Keith T. Shoemaker,									
Comptroller and Principal Accounting Officer									
	2008	$ 225,908	$ 60,000	$ -	$ 148,165	$ -	$ 40,298	$ 7,716	$ 482,087
	2007	212,027	100,000	-	176,285	-	13,616	7,241	509,169
	2006	201,861	85,000	-	132,797	-	18,637	6,894	445,189

_____

(1) The amounts reflect the dollar amount recognized for financial statement reporting purposes for fiscal year 2008 in accordance with SFAS 123(R) for restricted share awards for each Named Executive Officer.

Restricted shares vest at the earliest of 20% per year over five years. Assumptions used in determining valuation are contained in the Company's Annual Report Item 8, Note 18 of the footnotes.

In accordance with the terms of the 2005 amendment to his employment agreement in consideration for extending his employment with the Company, all of Mr. Taranto's outstanding share awards vested on March 31, 2008.

(2) The amounts reflect the dollar amount recognized for financial statement reporting purposes for fiscal year 2008 in accordance with SFAS 123(R) for awards of share options for each Named Executive Officer. Options vest at the earliest of 20% per year over five years or upon the date specified in an applicable employment agreement.

(3) Represents the aggregate change in the present value of the Named Executive Officers' accumulated benefit under the qualified and supplemental pension plans from December 31, 2007 to December 31, 2008. Earnings on the Supplemental Savings Plan are not included as they are invested in the same investment offerings as the qualified savings plan and are not preferential.

(4) The amounts reported for 2008 for Mr. de Saram include $150,000 as housing allowance and $31,605 in payment of payroll tax each under the terms of his employment agreement. The amounts for 2008 also include $14,208 in family travel and $7,515 in golf membership fees. The Company owns a car which is provided for Mr. de Saram's use at a cost of $2,355. Mr. de Saram also received a contribution of $46,840 to, or in lieu of, a pension plan.

The amount reported for 2008 for Mr. Eisenacher includes $12,405 in travel expenses.

For the other Named Executive Officers, the amount includes:

	Taranto	Gallagher	Eisenacher	de Saram	Shoemaker
Life insurance premiums	$1,038	$1,038	$1,038	$2,772	$939
Employer Matching Contributions (Qualified and Non-qualified)	29,977	17,285	12,129	-	6,777
Dividends on Restricted Shares	55,200	42,125	30,720	21,360	-

(5) Mr. Gallagher was the President and Chief Operating Officer until December 8, 2008. The amounts reported include amounts earned in that role as well as in his current position.

(6) Pursuant to the terms of his employment agreement, Mr. de Saram's 2008 salary was paid in part in U.S. dollars and in part in Great Britain pounds sterling: $366,573 paid in U.S. dollars and £45,845 paid in Great Britain pounds sterling. The portion of his salary that was paid in pounds sterling was converted at the exchange rate in effect at the end of the week when he is paid.

Grants of Plan-Based Awards.

The following table sets forth certain information concerning equity and cash awards granted under the Company's 2002 Stock Incentive Plan and the Executive Performance Annual Incentive Plan during 2008 to the Named Executive Officers.

2008 GRANTS OF PLAN-BASED AWARDS

Name	Grant Date	Estimated Potential Payouts Under Non-Equity Incentive Plan Awards(1)			All Other Stock Awards Number of Shares (2)	All Other Option Awards Number of Securities Underlying Options (3)	Exercise or Base Price of Option Awards (4)	NYSE Closing Price on Grant Date	Grant Date Fair Value of Share Awards (5)
		Threshold	Target	Maximum					
Joseph V. Taranto	2/20/2008	$ 0	$ -	$ 2,500,000	35,000		$ -	$ -	$ 3,489,500
Craig Eisenacher	2/20/2008	-	-	-	4,000	-	-	-	398,800
Thomas J. Gallagher	2/20/2008	-	-	-	7,000	-	-	-	697,900
Mark S. de Saram	2/20/2008	-	-	-	5,000	-	-	-	498,500
Keith T. Shoemaker	2/20/2008	-	-	-	-	6,500	99.70	100.33	165,266

_____

(1) Potential award made pursuant to the Executive Annual Incentive Plan. The actual award is shown in the "Non-Equity Incentive Compensation Plan" column of the Summary Compensation Plan table.

(2) This column shows the number of restricted shares granted in 2008 to the Named Executive Officers pursuant to the 2002 Stock Incentive Plan. Restricted shares vest at the earlier of 20% per year over five years or upon the date specified in an applicable employment agreement. During the restricted period, quarterly dividends are paid to the Named Executive.

(3) This column shows the number of stock options granted in 2008 to the Named Executive Officers pursuant to the 2002 Stock Incentive Plan. These options vest and become exercisable in five equal annual installments, beginning on February 18, 2009, one year after the grant date.

(4) This column shows the exercise price for the stock options granted which is calculated by averaging the highest and lowest sale prices of the Common Shares on the New York Stock Exchange on the date granted in accordance with the terms of the 2002 Stock Incentive Plan as approved by the shareholders. The NYSE closing price was $100.33.

(5) The grant date fair value of each equity award calculated in accordance with SFAS 123(R).

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END 2008

Name	Option Awards				Share Awards	
	Number of Securities Underlying Unexercised Options		Option Exercise Price	Option Expiration Date	Number of Restricted Shares that Have Not Vested (2)	Market Value of Restricted Shares that Have Not Vested (3)
	Vested	Unvested (1)				
Joseph V. Taranto	200,000	-	$ 66.2300	4/20/2011		
	40,000	-	55.5950	9/26/2012		
					-	$ -
Craig Eisenacher	2,000	8,000	99.0150	2/21/2017		
					16,000	1,218,240
Thomas J. Gallagher	33,000	-	25.3438	2/23/2010		
	33,000	-	48.0100	9/21/2011		
	16,500	-	55.5950	9/26/2012		
					18,280	1,391,839
Mark S. de Saram	7,500		30.6250	4/1/2009		
	5,000	-	25.3438	2/23/2010		
	7,500	-	48.0100	9/21/2011		
	10,000	-	55.5950	9/26/2012		
	9,600	2,400	74.3300	9/21/2014		
		-			10,000	761,400
					-	-
Keith T. Shoemaker	1,000	-	55.5950	9/26/2012		
	2,200	-	73.6150	9/18/2013		
	2,200	1,100	74.3300	9/21/2014		
	3,300	2,200	95.4850	9/21/2015		
	1,200	4,800	99.0150	2/21/2017		
	-	6,500	99.7000	2/20/2018		
					-	-

____

(1) Non-qualified share options become exercisable in 20% increments annually over the first five years of the ten year term commencing with the first anniversary of the grant date, as long as employment with the Company or its subsidiaries continues. These share options were granted with an exercise price which is calculated by averaging the highest and lowest sale prices of the Common Shares on the NYSE on the date granted, in accordance with the terms of the 2002 Stock Incentive Plan as approved by the shareholders.

(2) Restricted shares vest at the rate of 20% annually over a five year period. Grant dates for the restricted shares are as follows:

Grant Date	9/21/2004	9/21/2005	2/21/2007	2/20/2008
Thomas Gallagher	1,680	4,000	5,600	7,000
Craig Eisenacher			12,000	4,000
Mark de Saram		1,800	3,200	5,000

In accordance with the terms of the 2005 amendment to his employment agreement, in consideration of extending his employment with the Company, the restrictions on Mr. Taranto's restricted shares lapsed on March 31, 2008.

(3)   Determined by multiplying the NYSE December 31, 2008 closing price of $76.14 by the number of restricted shares.

Share Option Exercises and Shares Vested.

The following table sets forth certain information concerning the number and value of exercised share options and vested shares at the end of 2008 held by the Named Executive Officers.

2008 OPTION EXERCISES AND SHARES VESTED

	Option Awards		Share Awards	
	Number of Shares		Number of Shares	
	Acquired on	Value Realized	Acquired on	Value Realized
Name	Exercise	on Exercise	Vesting	on Vesting (1)
Joseph V. Taranto	-	$ -	118,000	$10,534,045 *
Craig Eisenacher	-	-	3,000	301,920
Thomas J. Gallagher	-	-	6,280	552,830
Mark S. de Saram	-	-	2,300	205,992
Keith T. Shoemaker	-	-	-	-

_____

(1)   Amount reflects the aggregate market share value on the day that the restricted shares vest.

*   In accordance with the terms of the 2005 amendment to his employment agreement in consideration for extending his employment with the Company, all of Mr. Taranto's outstanding share awards vested on March 31, 2008.

Retirement Plan.
All the executive officers of the Company, with the exception of Mr. de Saram, participate in the Everest Reinsurance Company Retirement Plan (the "Retirement Plan") and, except for Mr. de Saram and Mr. Shoemaker, in the Supplemental Retirement Plan (the "Supplemental Plan"), both of which are defined benefit pension plans. As an employee of Bermuda Re, Mr. de Saram is not eligible to participate in the Retirement Plan, and Bermuda Re does not maintain a defined benefit pension plan. The Retirement Plan is a tax-qualified plan that determines benefits under a formula that takes into account a participant's years of continuous service and final average earnings with Everest Re and certain affiliates, including the participant's period of affiliation with The Prudential Insurance Company of America ("Prudential"). The Supplemental Plan is a non-qualified plan that provides benefits that would otherwise be provided under the Retirement Plan formula but for the application of certain limitations on tax-qualified benefits under the Internal Revenue Code.

A participant's "final average earnings" under the Retirement Plan will be his or her average annual "earnings" under the plan during the 72 consecutive months of continuous service in which the participant received the greatest amount of earnings out of the final 120 months of continuous service. For this purpose, "earnings" generally include the participant's base salary, cash bonus payments under the Executive Performance Annual Incentive Plan and, for participants who held positions equivalent to or senior to that of department vice president when that position existed, cash payments under the Company's Annual Incentive Plan. "Earnings" does not include any other compensation set forth in the Summary Compensation Table.

Final average earnings and earnings will be determined under the Supplemental Plan in the same manner as under the Retirement Plan, except that a participant's earnings are not subject to the limitations under the Internal Revenue Code. "Continuous service" under the Retirement Plan and Supplemental Plan will be the number of years and months worked for Everest Re and certain affiliates, including during the period of affiliation with Prudential.

The table below shows the present value of accumulated benefits payable to each of the Named Executive Officers determined using interest rate and mortality rate assumptions consistent with those in the Company's financial statements and the number of years of service credited to each. A Participant becomes vested in the Supplemental Plan upon reaching five years of service, retirement at age 65 or upon a Change of Control. If a Participant leaves the Company prior to becoming vested in the Supplemental Plan, he receives no benefits.

2008 PENSION BENEFITS TABLE

Name	Plan Name	Number of Years Credited Service	Present Value of Accumulated Benefit (1)	Payments During Last Fiscal Year
Joseph V. Taranto	Retirement Plan	14	$ 466,253	$ -
	Supplemental Plan	-	6,249,180	191,632 (2)
Craig Eisenacher	Retirement Plan	2	78,904	-
	Supplemental Plan	-	171,419	-
Thomas J. Gallagher	Retirement Plan	33	1,485,574	
	Supplemental Plan		6,052,657	101,333 (2)
Mark S. de Saram	None	N/A	-	-
Keith T. Shoemaker	Retirement Plan	7	145,357	-

_____

(1)   The assumptions used to calculate present values are generally the same as those used in FAS 87 year end reporting. The table employs the discount rate of 6.25% at December 31, 2008, 6.55% at December 31, 2007 and the Form of Payment and the Mortality Table (the sex distinct RP2000 White Collar Combined Active/Retiree Healthy Mortality Table projected to 2006 with Scale AA. 50% Joint and Survivor Annuity for the Qualified Plan (wives assumed to be 4 years younger than their husbands).

Mr. Gallagher is eligible to retire with unreduced benefits at age 60, because he has over 30 years of service with Everest Re and certain affiliates including Prudential. Mr. Taranto, Mr. Eisenacher and Mr. Shoemaker are not eligible to retire with unreduced benefits until age 65. Where a person participates in both the Retirement Plan and the Supplemental Plan, the number of years of credited service is the same for both plans.

(2)   This amount represents an accelerated distribution that was taken during 2008 in order to cover the tax that will be paid by each.

2008 NON-QUALIFIED DEFERRED COMPENSATION TABLE

The 2008 Non-qualified Deferred Compensation Table shows information about the Supplemental Savings Plan (1).

Name	Executive Contributions in Last Fiscal Year (2)	Registrant Contributions in Last Fiscal Year(2)	Aggregate Earnings in Last Fiscal Year	Aggregate Withdrawls/ Distributions	Aggregate Balance at Last Fiscal Year-End (3)
Joseph V. Taranto					
Everest Re Supplemental Savings Plan	$ 23,077	$ 23,077	$ (252,596)	$ -	$ 715,872
Craig Eisenacher					
Everest Re Supplemental Savings Plan	5,229	5,229	(2,781)	-	12,788
Thomas J. Gallagher					
Everest Re Supplemental Savings Plan	10,385	10,385	7,831	-	242,912
Mark S. de Saram					
Everest Re Supplemental Savings Plan	N/A	-	-	-	-
Keith T. Shoemaker					
Everest Re Supplemental Savings Plan	N/A	-	-	-	-

(1) The Supplemental Savings Plan has the same investment elections as the Company's 401(k) plan and is designed to allow each participant to contribute a percentage of his base salary and receive a company match beyond the contribution limits prescribed by the Internal Revenue Service with regard to 401(k) plans. When the annual IRS 401(a) (17) compensation maximum is reached under the qualified savings plan, eligible employees may enroll in the Supplemental Savings Plan which allows for up to a 3% employee contribution and a 3% company match. Withdrawal is permitted only upon cessation of employment.

(2) All of the amounts reported in this column are included in the 2008 Summary Compensation Table.

(3) The amounts reported in this column include the following portions of the amounts that were reported above in the 2008 Summary Compensation Table as compensation for 2006 or 2007: Mr. Taranto ($92,631), Mr. Eisenacher ($5,077), Mr. Gallagher ($29,532.)

EMPLOYMENT AND CHANGE OF CONTROL AGREEMENTS.

Employment agreements have been entered into with Messrs. Taranto, de Saram, Eisenacher. Mr. Eisenacher's agreement expired without renewal on December 19, 2008. Employment agreements are entered into when it is determined that an employment agreement assists in obtaining assurance as to the executive's continued employment in light of the prevailing market competition for the particular position, or where the Compensation Committee believes that an employment agreement is appropriate to attract an executive in light of market conditions and the prior experience of the executive. The terms of the agreement take into consideration the executive's prior background, experience, compensation, competitive conditions and negotiations with the executive.

Joseph V. Taranto. On July 15, 1998, the Company entered into an employment agreement with Mr. Taranto (the "Employment Agreement"). The Employment Agreement was most recently amended on April 5, 2007 to extend his term of employment to December 31, 2009, unless sooner terminated in accordance with its terms. The Employment Agreement provides for a base salary of $1,000,000 per year and states that Mr. Taranto is eligible to participate in the Executive Annual Incentive Plan. Upon entering into the Employment

Agreement in July 1998, Mr. Taranto received non-qualified options under the Company's 1995 Stock Incentive Plan to purchase 150,000 Common Shares as a sign-on bonus. Upon execution of the April 20, 2001 amendment extending the term of his employment, he was awarded non-qualified options to purchase 200,000 Common Shares under the same plan. Upon execution of the August 31, 2005 amendment, Mr. Taranto was awarded 40,000 restricted shares under the Company's 2002 Stock Incentive Plan. Pursuant to the Employment Agreement, Mr. Taranto's restricted shares and option award agreements vested on March 31, 2008.

In connection with the restructuring of the Company in February 2000, Mr. Taranto's Employment Agreement was amended to state that he would be the Chairman and Chief Executive Officer of the Company after the restructuring and that he would provide services to the Company after the restructuring that were comparable to those required under his Employment Agreement prior to the restructuring. As a result, the Company and Everest Holdings are both parties to the Employment Agreement and have co-extensive rights, powers, duties and obligations. The February 2000 amendment made other conforming changes to the Employment Agreement to reflect the restructuring. When the Company established Everest Global as a Delaware subsidiary to perform administrative and back-office functions for the Company and its insurance subsidiaries, Mr. Taranto became an employee of that company and Everest Global became a party to the Employment Agreement.

If the Company terminates Mr. Taranto's employment for due cause (as defined in the Employment Agreement) or if he voluntarily terminates his employment other than for good reason (as defined in the Employment Agreement), Mr. Taranto will be entitled to his base salary due him through the date of termination. If the Company terminates Mr. Taranto's employment other than for due cause, or if he voluntarily terminates his employment for good reason, the Company will be obligated to pay him, in addition to all base salary accrued through the date of termination, (i) the aggregate amount of base salary from the date of termination through December 31, 2009, and (ii) the aggregate bonus amounts due under the appropriate bonus plans or programs through December 31, 2009.

In connection with the execution of the Employment Agreement, the Company and Mr. Taranto also entered into a Change of Control Agreement dated as of July 15, 1998 and amended on April 5, 2007 to extend the term to December 31, 2009 and reflect his employment by Everest Global. Mr. Taranto's Change of Control Agreement was amended and restated effective January 1, 2009 in order to make his agreement compliant with §409A. A violation of §409 may subject an executive to recognition of income with respect to nonqualified deferred compensation at the time such compensation becomes vested plus a 20 percent tax and interest.

Mr. Taranto's Change of Control Agreement provides that if, within one year after the occurrence of a material change (as defined in the agreement), Mr. Taranto terminates his employment for any reason, or if the Company terminates Mr. Taranto's employment for any reason other than for due cause (as defined in the agreement), then (a) all of Mr. Taranto's outstanding share options granted under the Company's share plans shall immediately vest and become exercisable; (b) Mr. Taranto shall receive a cash payment six months after separation equal to the lesser of (i) 2.99 multiplied by Mr. Taranto's annual compensation for the most recent taxable year ending prior to the date of the material change less the value of Mr. Taranto's gross income in the most recent taxable year ending prior to the date of a material change attributable to his exercise of share options, share appreciation rights and other share-based awards granted Mr. Taranto by the Company or (ii) 2.99 multiplied by Mr. Taranto's "annualized includible compensation for the base period" as that phrase is defined in Section 280G(d) of the Internal Revenue Code; (c) Mr. Taranto shall continue to be covered under the Company's medical and dental insurance plans for a period of three years from the date of termination; and (d) Mr. Taranto shall receive "Special Retirement Benefits" in an amount that will equal the retirement benefits he would have received had he continued in the employ of the Company for three years following his termination under the Everest Reinsurance Retirement Plan and any supplemental, substitute or successor retirement plans adopted by the Company. All Special Retirement Benefits shall be paid six months after separation.

In the event that the benefits Mr. Taranto receives under the Change of Control Agreement cause Mr. Taranto to receive a "Parachute Payment" within the meaning of Section 280G of the Internal Revenue Code,

Mr. Taranto's benefits will be reduced to an amount that is one dollar less than the amount that would cause a Parachute Payment. If an award made under the Change of Control Agreement nevertheless results in an assessment against Mr. Taranto of a "Parachute Tax" pursuant to Section 4999 of the Internal Revenue Code, Mr. Taranto shall be entitled to receive an additional amount of money that would put him in the same net tax position had no Parachute Tax been incurred.

Craig Eisenacher. On November 29, 2006, the Company entered into an employment agreement with Mr. Eisenacher, under which he is to serve as the Executive Vice President and Chief Financial Officer of the Company from December 18, 2006 until December 19, 2008. The agreement was amended to provide for a salary increase effective April 28, 2008 and expired on December 19, 2008.

Mark S. de Saram. On October 14, 2004, Bermuda Re entered into an employment agreement with Mr. de Saram, which was most recently amended on November 1, 2008, under which he is to serve as the Managing Director and Chief Executive Officer of Bermuda Re until November 1, 2010. As amended, the agreement provides for an annual salary of $465,000 and $12,500 per month as a housing allowance. Mr. de Saram is also eligible to participate in the Company's Annual Incentive Plan, which is entirely discretionary in nature and which may be amended or terminated by the Company at any time. All payments shall be made in U.S. dollars. He is also a participant in the Senior Executive Change of Control Plan. (See "Other Change of Control Arrangements") Pursuant to his employment agreement, Mr. de Saram participates in the medical insurance, dental insurance and group life insurance plans currently available to other Bermuda Re employees. In lieu of participating in the Bermuda Savings Plan, he receives a monthly payment equal to 10% of his monthly salary.

If Bermuda Re terminates Mr. de Saram's employment prior to November 1, 2010 for reasons other than misconduct or a breach of Bermuda Re's policies, a separation payment equivalent to one year's salary will be made and a reasonable allowance will be provided to move his personal possessions back to the United Kingdom. Bermuda Re may terminate Mr. de Saram's employment for cause as defined in the employment agreement at any time during the term of the agreement without prior notice. If Bermuda Re does not renew Mr. de Saram's employment agreement at the expiration of its term and does not offer him employment at the level at which he was employed prior to entering into that agreement, then Bermuda Re will pay Mr. de Saram a sum equal to six month's base salary, plus the reasonable cost of six months of medical insurance.

Other Change of Control Arrangements. The Company's Change of Control arrangements are principally intended to provide continuity of management by motivating executive officers to remain with the Company, despite the uncertainty that arises in the context of a change in control.

The Company established a Senior Executive Change of Control Plan effective September 28, 1998, which was amended and restated effective January 1, 2009 in order to make it compliant with §409A. A violation of §409A may subject an executive to recognition of income with respect to nonqualified deferred compensation at the time such compensation becomes vested plus a 20 percent tax and interest. Consistent with the changes described above, the Senior Executive Change of Control Plan requires the participant to wait six months following a termination of employment to receive any payments under the plan.   The Change of Control Plan is administered by the Compensation Committee, which selects participants from among the senior executives of the Company and its subsidiaries. Among others, the Compensation Committee has selected Mr. Gallagher, Mr. Eisenacher and Mr. de Saram to participate in the plan.

The Senior Executive Change of Control Plan provides that if, within two years after the occurrence of a material change (as defined in the plan) a participant terminates his or her employment for good reason (as defined in the plan) or the Company terminates the participant's employment for any reason other than for due cause (as defined in the plan), then (a) all of the participant's outstanding share options granted under the Company's stock plans shall immediately vest and remain exercisable for three months following termination of employment; (b) all restrictions on the participant's restricted shares awarded under the Company's share plans shall immediately terminate and lapse; (c) the participant shall receive a cash payment six months after termination equal to the participant's average salary and annual incentive bonus for the three most recent taxable years (or such shorter period as may be applicable) multiplied by a number between 2.00 and 2.99 determined by the Compensation Committee (for Mr. Gallagher the number is 2.99 and for Messrs. Eisenacher and de Saram the number is 2.00); (d) the participant shall continue to be covered under the Company's medical and dental insurance plans for a period of two years from the date of termination; and (e) the participant shall receive "special retirement benefits" in an amount that will equal the retirement benefits he or she would have received under the Everest Reinsurance Retirement Plan and any supplemental, substitute or successor plans adopted by the Company had he or she continued in the employ of the Company for a period following termination determined by the Compensation Committee. For Mr. Gallagher, the period is three years, and for Mr. Eisenacher and Mr. de Saram, the period is two years. Special Retirement benefits shall be paid six months after termination.

Potential Payments Upon Termination or Change in Control.

The tables below show the incremental amount of compensation that might be paid to each of the Named Executive Officers in the event of termination of his employment. The amounts shown assume that such termination, change in control, death or disability was effective as of December 31, 2008 and includes estimates of amounts to which the Named Executive Officer might be entitled incremental to what he earned during such time. The actual amounts to be paid out can only be determined at the time of such executive's separation from the Company and may be changed at the discretion of the Compensation Committee of the Company's Board of Directors.

Payments Made Upon Termination. Regardless of the manner in which a Named Executive Officer's employment terminates, he is entitled to receive amounts earned during his term of employment. Such amounts include: accrued salary; amounts contributed under the Employee Savings Plan and the Supplemental Savings Plan (See Non-qualified Deferred Compensation Table) and amounts accrued and vested through the Company's Retirement Plan and the Supplemental Retirement Plan. (See Pension Benefits Table.) The retirement plans offer survivor annuity, if elected by the participant.

Payments Made Upon Retirement. In the event of Retirement, in addition to the items above, all will receive the pension benefits shown in the Pension Benefits Table with a reduction for early retirement. Generally, restricted shares and unexercisable options are cancelled and vested options remain exercisable for 90 days following retirement.

Payments Made Upon Death or Disability. In the event of death or disability, in addition to the benefits listed under the headings above, the Named Executive Officer will receive benefits under the Company's disability plan or payments under the Company's life insurance program, as available to employees generally. In the event of Mr. Taranto's death, the Company will pay his base salary through the end of the month of death. In the event of Mr. Taranto's death or disability, his bonus would be paid on an annualized basis. For 2008, the bonus would have been $1.4 million as reported in the Summary Compensation Table.

In the event of the death or disability of any of the Named Executive Officers, unvested share options become exercisable and the restrictions on restricted shares lapse. The following table lists the value of equity awards for each Named Executive Officer at the NYSE closing price of $76.14 at 2008 year end as if all vested on December 31, 2008. It does not include the unexercised options that have already vested. The option value is the closing price less the option price for each grant and restricted shares are valued at the closing price.

Name	Options	Restricted Shares	Total
Joseph V. Taranto	$ -	$ -	$ -
Craig Eisenacher	-	928,908	928,908
Thomas J. Gallagher	-	1,178,647	1,178,647
Mark S. de Saram	4,344	624,348	628,692
Keith T. Shoemaker	1,991	-	1,991

Change of Control.

As described above, the Company has entered into Change of Control agreements with the Named Executive Officers with the exception of Mr. Shoemaker. Payments are made under each of the respective Change of Control agreements if Mr. Eisenacher, Mr. Gallagher or Mr. de Saram suffers a covered termination of employment within two years following a change in control. For Mr. Taranto, the term is within one year of a change in control. The Change of Control agreements provide that payment is capped at one dollar less than the amount that would otherwise trigger a Parachute Payment under Section 280G of the Internal Revenue Code.

Name	Incremental Benefit	Termination Without Cause or Resignation for Good Reason		Termination Following Change in Control	
Joseph V. Taranto	Cash Payment	$ 1,000,000	(1)	$ 10,534,972	
	Equity Acceleration	-		-	
	Benefits Continuation	-		35,000	
	Pension Enhancement	-		10,847,000	
	Benefits Cutback	N/A		-	
	Total Value	$ 1,000,000		$ 21,416,972	
Craig Eisenacher	Cash Payment	$ -		$ 1,375,000	(2)
	Equity Acceleration	-		928,908	(3)
	Benefits Continuation	-		23,000	
	Pension Enhancement	-		1,191,000	
	Benefits Cutback			(1,921,731)	
	Total Value	$ -		$ 1,596,177	(4)
Thomas J. Gallagher	Cash Payment	$ -		$ 3,070,501	(2)
	Equity Acceleration	-		1,178,647	(3)
	Benefits Continuation	-		23,000	
	Pension Enhancement	-		4,736,000	
	Benefits Cutback	N/A		-	
	Total Value	$ -		$ 9,008,148	(4)
Mark S. de Saram	Cash Payment	$ 465,000	(5)	$ 1,308,141	(2)
	Equity Acceleration	-		628,692	(3)
	Benefits Continuation	-		15,156	
	Total Value	$ 465,000		$ 1,951,989	
Keith T. Shoemaker	Cash Payment	$ -		$ -	
	Equity Acceleration	-		1,991	(6)
	Benefits Continuation	-		-	
	Pension Enhancement	-		-	
	Total Value	$ -		$ 1,991	

_____

(1) If termination is for good reason or without due cause, Mr. Taranto is entitled to the aggregate amount of his base salary from the date of termination through December 31, 2009, pursuant to his Employment Agreement.

(2) The Senior Executive Change of Control Agreement provides for a cash payment that equals the average of the executive's salary and bonus for the previous three years times a factor assigned by the Board. In Mr. Gallagher's case, the factor is 2.99. The factor is 2.0 for Mr. de Saram and Mr. Eisenacher.

(3)   The unvested equity awards for each Named Executive Officer are valued at the NYSE closing price of $76.14 at 2008 year end as if all vested on December 31, 2008.

(4)   The terms of the Change of Control Agreement offer a cash payout, vesting of equity awards and enhanced pension and health benefits but the aggregate amount is capped at one dollar less than the amount that would otherwise trigger a Parachute Payment under Section 280G of the Internal Revenue Code. The amount shown is the lesser of the total value or one dollar less than three times the Named Executive Officer's annualized compensation for the most recent five years.

(5)   Pursuant to the terms of his Employment Agreement, Mr. de Saram would receive one year's salary plus reasonable moving expenses, if terminated without cause. There is no provision for payment if Mr. de Saram leaves for good reason.

(6)   Mr. Shoemaker does not have a Change of Control agreement but his option award agreements provide for vesting upon a change in control.

Compensation Committee Interlocks and Insider Participation

During 2008, the Compensation Committee was comprised of Martin Abrahams, Kenneth J. Duffy, John R. Dunne and John A. Weber, all of whom are Non-Employee Directors of the Company and none of whom is or has been an officer of the Company. Ralph E. Jones, III, the Company's President and Chief Operating Officer, was a member of the Compensation Committee from August 17, 2008 until he agreed to become an officer and resigned on December 8, 2008. No Compensation Committee interlocks existed during 2008.

Certain Transactions With Directors

The Board reviewed, discussed and approved by resolution as being in the ordinary course of business, the participation of the Company and its subsidiaries in transactions with companies in which Mr. Galtney, as a non-independent director of the Company, also maintains ownership, an employment position or an officership. A detailed description of the process by which related party transactions are considered is included in the section entitled "The Board of Directors and its Committees." The following transactions during 2008 were considered by the Board.

William F. Galtney, Jr. was the President of Gallagher Healthcare Insurance Services, Inc. ("GHIS"), a wholly-owned subsidiary of Arthur J. Gallagher & Co. ("Gallagher"), until December 31, 2004. Thereafter, Mr. Galtney continued as Chairman of GHIS until March 31, 2005. Mr. Galtney owns shares in Gallagher representing less than a 1% interest. Since April 1, 2005, Mr. Galtney has served as Chairman of Oxford Insurance Services Limited ("Oxford"), a company in which he holds a 99% ownership. In 2008, Everest Re paid brokerage commissions to Gallagher of $703,386. Currently, brokerage commissions payable to Gallagher are $45,516.

In 2002, GHIS entered into Program Administrator Agreements with Everest National and with Mt. McKinley Managers as underwriting manager for Everest Indemnity (the "Everest Companies").   Under these agreements in 2008, the Everest Companies recorded $473,999 in return premiums with $1,766 in related commissions and fees payable to GHIS.

On May 27, 2005, this business was assumed by Oxford as the managing general agent and GHIS became the producing broker for Oxford. In 2005, the Everest Companies entered into a program administrator agreement with Oxford. Under these agreements, policies placed by Oxford with the Everest Companies are generally reinsured under an 82% quota share treaty by Transatlantic Reinsurance Company, which then reinsures up to 100% of the assumed risk with (1) Sunrise Professional Indemnity, Ltd. ("Sunrise"), a Cayman reinsurance company owned by WFG Interests, LLC, which is owned by Mr. Galtney, or (2) with Medical Risk Indemnity, SPC, a Cayman Islands reinsurer of which WFG Interests, LLC owns 49.2%. Under these agreements with Oxford in 2008, the Everest Companies recorded $20,724,265 in gross written premiums and $1,125,874 in related commissions and fees to Oxford and paid to Oxford $1,563,236 in related commissions and fees in 2008.

GHIS has also entered into a subproducer agreement with Oxford pursuant to which GHIS acts as agent for Oxford with respect to its agreements with the Everest Companies. Under this agreement, the Company paid $333,212 in commissions to GHIS on behalf of Oxford in 2008. GHIS, through its Western Litigation Specialists division ("WLS"), provides claims services for medical malpractice policies issued under both the GHIS and Oxford agreements. Total fees paid to WLS in 2008 were $192,999.

GHIS was the producing agent for workers' compensation, general liability and automobile risks written by the Everest Companies for Rural/Metro Corporation ("Rural Metro"). The workers' compensation component of the program did not renew in May 2004. The general liability and automobile risks components did not renew in June 2006. In 2008, the Company recorded $1,798,160 in return premiums in connection with GHIS and paid no related commissions.

Gallagher Bassett Services, Inc. ("Gallagher Bassett"), a Gallagher affiliate, provides claims services for the Rural Metro program mentioned above, for Everest Indemnity's All Risks, Ltd. program, for Everest National's Risk Services, LLC, and for Everest National's Tangram Program Managers. Mr. Galtney does not have any affiliation with All Risks, Ltd., Risk Services, LLC, or with Tangram Program Managers. Total fees paid to Gallagher Bassett in 2008 were $3,610,578. Estimated fees for 2008 are $1,804,083.

Everest Indemnity, through Mt. McKinley Managers, wrote a surplus lines medical malpractice book of business in Arizona known as APIC through SKANCO, a surplus lines producer affiliate of Gallagher. Under these agreements in 2008, no written premium or related commissions were recorded. This program did not renew with the Everest companies in 2008.

In addition to the above, Everest does business with several Gallagher-affiliated Custom Accounts out of the Western Regional Office. Under these accounts in 2008, the Everest Companies recorded $2,140,075 in gross written premiums with related commissions and fees to these agents of $228,323. Also, Everest Indemnity wrote a Gallagher-affiliated residential homebuilders book of business ("Contractors Facility"). Under this account in 2008, Everest recorded no written premiums, related commissions or fees .

PROPOSAL NO. 2—APPOINTMENT OF INDEPENDENT AUDITORS

The Board of Directors recommends that you vote FOR the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm to serve as the Company's auditor for the year ending December 31, 2009 and the authorization of the Board of Directors acting by the Audit Committee of the Board of Directors to set the fees for the independent, registered public accounting firm serving as the Company's auditor. Proxies will be so voted unless shareholders specify otherwise in their proxies.

The Company's independent registered public accounting firm has been appointed to serve as the Company's auditor each year at the Annual General Meeting of Shareholders pursuant to the Board's recommendation, which is based on the recommendation of the Audit Committee. For the 2009 Annual General Meeting, and in accordance with the Sarbanes-Oxley Act of 2002 ("Sarbanes Oxley"), the Audit Committee has evaluated the performance and independence of PricewaterhouseCoopers LLP and has recommended their appointment as the Company's independent, registered public accounting firm to serve as auditor for the year ending December 31, 2009. In making its recommendation, the Audit Committee reviews both the audit scope and estimated fees for professional services for the coming year. Representatives of PricewaterhouseCoopers LLP will be present at the 2009 Annual General Meeting, will have the opportunity to make a statement if they so desire and will be available to respond to appropriate questions from shareholders.

PROPOSAL NO. 3 - APPROVAL OF THE EVEREST RE GROUP, LTD. 2009 NON-EMPLOYEE DIRECTOR STOCK OPTION AND RESTRICTED STOCK PLAN

The Board of Directors recommends that you vote FOR the approval of the Everest Re Group, Ltd. 2009 Non-Employee Director Stock Option and Restricted Stock Plan to be effective upon shareholder approval. Proxies given by shareholders of record will be so voted unless the shareholders specify otherwise in their proxies. Proxies given by beneficial holders to shareholders of record may not be so voted unless beneficial holders specify a vote for approval in their proxies.

This summary of the material terms of the Plan is qualified in its entirety by the full text of the Plan, a copy of which is set forth as Appendix B to this Proxy Statement.

Description of 2009 Plan

General.
On February 18, 2009, the Board adopted the Everest Re Group, Ltd. 2009 Non-Employee Director Stock Option and Restricted Stock Plan (the "2009 Plan"), subject to approval by the Company's shareholders. The 2009 Plan will become effective immediately upon approval by the shareholders and, if approved, will continue in effect until terminated by the Board, the date all Common Shares of the Company subject to the 2009 Plan have been purchased or restrictions have lapsed or 10 (ten) years from its effective date, whichever is earlier. The Board has approved the 2009 Plan, and is recommending it to the shareholders for their approval, because the Board believes it is important for non-employer directors to have an equity interest in the Company. This plan is intended to replace the 1995 Non-Employee Director Stock Option Plan (the "1995 Plan") that previously expired. The purpose of the 2009 Plan, consistent with the 1995 Plan, is to aid in securing for the Company and its shareholders the benefits of having experienced and highly qualified persons become and remain members of the Board of the Company and to provide to such persons the incentive inherent in ownership of shares.

The total number of shares reserved for issuance under the 2009 Plan is 37,439, which amount constitutes the remaining shares that were available for award under the 1995 Plan, at the time it expired. The 2009 Plan provides that each person who becomes a non-employee director is granted on the date such person is first elected to the Board, either singularly or in combination (1) restricted shares, ("Restricted Stock") or (2) a non-qualified stock option ("Option") to purchase that number of Common Shares equal to $50,000 divided by the fair market value of the Common Shares on the date that the award is granted.

The number of shares and other restrictions that are deemed appropriate will be included in an individual award document reflecting the grant of the award to the recipient and setting forth the specific terms and conditions of the award.

Plan Administration.
The 2009 Plan will be administered by the Board, or a committee thereof, (the "Committee"), the members of which shall be designated by the Board. The Committee shall initially be the full Board. The Compensation Committee of the Board shall separately have authority to determine the allocation of awards, as between Restricted Stock and Option components.

The Committee may delegate all or any portion of its responsibilities or powers under the 2009 Plan to persons selected, provided, however, that the Committee may not delegate discretionary authority with respect to substantial decisions or functions regarding the 2009 Plan or awards.

Stock Options.
The purchase price of shares under each Option must be based upon the fair market value of a Share on the date the Option is granted. Under the terms of the 2009 Plan, Options are exercisable over a two year period. Specifically the 2009 Plan provides for the vesting of an Option in accordance with the following schedule: (i) in the event the date of grant of the Option is the annual general meeting of shareholders of the Company, one-half of the total number of shares of common stock of the Company covered by the Option shall become exercisable on the next succeeding annual general meeting of stockholders, and the additional one-half of

said initial total number of shares shall become exercisable on the second succeeding annual general meeting of shareholders; or (ii) in the event the date of grant is a date other than the annual general meeting of shareholders, one-half of the total number of shares of common stock of the Company covered by the Option shall become exercisable on the first anniversary date of the grant of the Option, and the additional one-half of said initial total number of shares shall become exercisable on the second succeeding anniversary date of the date of grant.

Once an Option becomes exercisable, such option may be exercised at any time prior to its expiration or termination.   Payment of the aggregate option price may generally be paid either by check or bank draft, by tendering to the Company common stock already owned for at least six months having a fair market value equal to the cash exercise price applicable to such Option, by any combination of the foregoing, or in accordance with a cashless exercise program whereby shares of common stock may be issued directly to the director's account at a broker or dealer upon receipt of the purchase price in cash from the broker or dealer.

The 2009 Plan provides that in the event a director's service on the Board is discontinued for any reason after the completion of such director's initial term of elected office, each unexpired Option held by such director shall, to the extent exercisable, remain exercisable for a period of three years following such director's termination of service.

In the event of a director's termination of service by reason of death or disability, each unexpired Option held by a director becomes immediately and fully exercisable for a period of three years following termination.

Restricted Stock.
A Restricted Stock award is a grant of shares, with such shares being made subject to a risk of substantial forfeiture or other restrictions that lapse upon the achievement of one or more goals relating to completion of service, as determined by the Committee. Recipients of Restricted Stock may have voting rights and may receive dividends on the granted shares prior to the time the restrictions lapse.

Change in Control.
In the event of a "Change in Control" of the Company, as discussed below, any outstanding Options under the 2009 Plan shall fully vest on the date of such Change in Control and shall be exercisable for one year following the date of the Change in Control. In addition, the Board may, in its sole discretion, take any of the following actions in addition to any action authorized by the terms of an award agreement:

- offer to purchase any outstanding Restricted Stock award made pursuant to the 2009 Plan from the holder for its fair market value, as determined by the Committee, as of the date of the Change of Control; or

- make adjustments or modifications to outstanding Restricted Stock awards as the Committee deems appropriate to maintain and protect the rights and interests of participants following such change of control.

For purposes of the 2009 Plan, a Change of Control shall mean the occurrence of any of the following:

- A tender offer or exchange offer whereby the effect of such offer is to take over and control the affairs of the Company and such offer is consummated for the ownership of securities of the Company representing twenty-five percent (25%) or more of the combined voting power of the Company's then outstanding voting securities.

- The Company is merged or consolidated with another corporation and, as a result, less than seventy-five percent (75%) of the outstanding voting securities of the resulting corporation shall then be owned in the aggregate by the former shareholders of the Company other than affiliates.

- The Company transfers substantially all of its assets to another corporation or entity that is not its wholly owned subsidiary.

- Any person is or becomes the beneficial owner, directly or indirectly, of securities of the Company representing twenty-five percent (25%) or more of the combined voting power of the Company's then outstanding securities, and the effect of such ownership is to take over and control the affairs of the Company.

- As the result of a tender offer, merger, consolidation, sale of assets, or contested election, or any combination of such transactions, the persons who were members of the Board of the Company immediately before the transaction cease to constitute at least a majority thereof.

Amendment and Termination.
The Board may at any time amend, modify or terminate the 2009 Plan, in whole or in part, subject to restrictions under applicable law, provided, no such amendment shall affect any previously-granted award without the consent of the participant.

Adjustments.
The 2009 Plan contains provisions relating to adjustments of the terms of outstanding awards to reflect changes in the Company's capitalization or shares or the occurrence of specified events. The number of shares that may be acquired under the 2009 Plan, the maximum number of shares that may be delivered pursuant to awards, and such other terms as are necessarily affected by such specified events are subject to adjustment in the event of a stock dividend, stock split, recapitalization, merger, consolidation (whether or not the Company is the surviving corporation), reorganization, combination or exchange of shares or similar events.

Transferability.
Except as otherwise provided by the Committee, awards under the 2009 Plan will only be transferable to the extent designated by the participant by will or by laws of descent and distribution.

United States Income Tax Consequences of the 2009 Plan.
The following paragraphs provide a summary of the material U.S. federal income tax consequences of the 2009 Plan based upon current laws and regulations. These laws and regulations are subject to change. This summary does not address state, local or foreign tax consequences to which a participant in the 2009 Plan may be subject. The Company suggests that participants consult with their individual tax advisors to determine the applicability of the tax rules to the awards granted to them under the 2009 Plan.

Non-qualified Stock Options.
The grant of a non-qualified stock option will not result in taxable income to the participant. Except as described below, the participant will realize ordinary income at the time of exercise in an amount equal to the excess of the fair market value of the shares acquired over the exercise price for those shares. Gains or losses realized by the participant upon disposition of such shares will be treated as capital gains and losses, with the basis in such shares equal to the fair market value of the shares at the time of exercise.

Restricted Stock.
A participant who has been granted a restricted stock award will not realize taxable income at the time of the grant, assuming that the restrictions constitute a "substantial risk of forfeiture" for U.S. income tax purposes. Upon the vesting of the shares subject to an award, the holder will realize ordinary income in an amount equal to the then fair market value of those shares. Gains or losses realized by the participant upon disposition of such shares will be treated as capital gains and losses, with the basis in such shares equal to the fair market value of the shares at the time of vesting. Dividends paid to the holder during the restriction period, if so provided, will also be compensation to the participant. A participant may elect pursuant to section 83(b) of the Internal Revenue Code to have income recognized at the date of grant of a restricted stock award and to have the applicable capital gain holding period commence as of that date.

A participant who receives a stock award which is not subject to a "substantial risk of forfeiture" will be taxed based on the value of the stock on the date of the award.

Withholding of Taxes.

The Company may withhold amounts from participants to satisfy witholding tax requirements. Except as otherwise provided by the Committee, participants may have shares withheld from awards or may tender previously owned shares to the Company to satisfy tax withholding requirements. The shares withheld from the awards may only be used to saisfy the Company's minumum statutory witholding obligation.

Tax Deduction.

Everest Re Group, Ltd. is not subject to U.S. income taxes.

Securities Authorized for Issuance under Equity Compensation Plans.

The following table summarizes, as of December 31, 2008, information about compensation plans under which securities of the Company are authorized for issuance:

Plan Category	(a) Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance under Equity Compensation Plan (excluding securities reflected in column (a))
Equity compensation plans approved by security holders			
2002 Stock Incentive Plan	1,576,570	$86.7442	1,304,618
1995 Stock Incentive Plan	377,850	53.7126	-
2003 Non-Employee Director Equity Compensation Plan	12,500	70.8200	462,500
1995 Stock Option Plan for Non-Employee Directors	706	70.8200	37,439
Equity compensation plans not approved by security holders (1)			
Board action 2001	40,000	$48.0100	-
Board action 2000	30,000	25.3438	-
Board action 1999	13,000	30.6250	-

_____

(1) On September 21, 2001, each of the Non-Employee Directors was granted a stock option award covering 10,000 Common Shares at an exercise price of $48.01 per share, which was the fair market value of the shares on the date of grant. The options vested ratably over three years.

On February 23, 2000, each of the Non-Employee Directors was granted a stock option award covering 7,500 Common Shares at an exercise price of $25.3438 per share, which was the fair market value of the shares on the date of grant. The options vested ratably over three years.

On April 1, 1999, each of the Non-Employee Directors was granted a stock option award covering 6,500 Common Shares at an exercise price of $30.625 per share, which was the fair market value of the shares on the date of grant. The options vested ratably over three years.

MISCELLANEOUS—GENERAL MATTERS

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's Named Executive Officers, and directors and persons who own more than ten percent of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership on Forms 3, 4 and 5 with the SEC. Named Executive Officers, directors and greater than ten percent shareholders are required by SEC regulation to furnish the Company with copies of all Forms 3, 4 and 5 they file.

Based solely on the Company's review of the copies of the forms it has received and representations that no other reports were required, the Company believes that all of its executive officers and directors have filed with the SEC on a timely basis all required Forms 3, 4 and 5 with respect to transactions during fiscal year 2008.

Shareholder Proposals for the 2010 Annual General Meeting of Shareholders

To be considered for inclusion in the Company's Proxy Statement and Proxy Card relating to the 2010 Annual General Meeting of Shareholders, a shareholder proposal must be received by the Secretary of the Company in proper form at the Company's registered office at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda, no later than December 10, 2009. If the shareholder proposal relates to a nomination for director, then the proposal must be made in accordance with the procedures set forth in Bye-law 12 and discussed in the section titled "Nominating and Governance Committee." This Bye-law is available on the Company's website or by mail from the Corporate Secretary's office.

The proxy solicited by the Board relating to the 2010 Annual General Meeting of Shareholders shall confer discretionary authority to vote on a shareholder proposal if the Secretary of the Company receives notice of that proposal after February 25, 2010.

Proxy Solicitations

The expense of this proxy solicitation will be borne by the Company. In addition to solicitation by mail, proxies may be solicited in person or by telephone, facsimile or mail by directors or officers who are employees of the Company without additional compensation. Georgeson Shareholder Communications Inc. will provide solicitation services to the Company for a fee not to exceed $6,000 plus out-of-pocket expenses. The firm will solicit proxies by personal interview, telephone, facsimile and mail. The Company will, on request, reimburse shareholders of record who are brokers, dealers, banks or voting trustees, or their nominees, for their reasonable expenses in sending proxy materials and annual reports to the beneficial owners of the shares they hold of record.

Transfer Agent and Registrar

The Company has appointed Computershare Trust Company, N.A. (formerly known as Equiserve Trust Company, N.A.) to serve as transfer agent, registrar and dividend paying agent for the Common Shares. Correspondence relating to any share accounts or dividends should be addressed to:

Computershare Trust Company, N.A.
Shareholder Services
P.O. Box 43078
Providence, Rhode Island 02940-3078
(800) 519-3111
(781) 575-2726

All transfers of certificates for Common Shares should also be mailed to the above address.


By Order of the Board of Directors
Sanjoy Mukherjee
Senior Vice President, General Counsel and Secretary


April 9, 2009

CORPORATE GOVERNANCE GUIDELINE ON DIRECTOR INDEPENDENCE

A majority of the Board shall be composed of "independent" directors, as that term is defined from time to time by the listing standards of the NYSE. As required by such listing standards, in assessing independence, the Board shall make a determination whether a director has any material relationship with the Company (directly or as a partner, shareholder or officer of an organization that has a relationship with the Company). In making this determination, absent other considerations, the Board will deem a director to be independent if either the director or a member of his immediate family:

- Has not been employed by the Company, any of its affiliates or the Company's external auditor at any time during the past three years;

- Has not received more than $100,000 per year from the Company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service);

- Is not, and in the past three years has not been, part of an interlocking directorate in which an executive officer of the Company serves on the compensation committee of another company that concurrently employs such director or director's immediate family member;

- Does not, and in the past three years has not, provided legal, consulting, investment banking, commercial banking, accounting or other professional services to the Company or any of its subsidiaries or affiliates, and is not a director, executive officer, general partner or significant equity holder of an entity that has provided legal, consulting, investment banking, accounting or other professional services in amounts which exceed the greater of $1,000,000 or 2% of such other company's consolidated gross revenues; for purposes of this and the succeeding paragraph, direct or indirect beneficial ownership of an interest representing 10% of the equity or the voting interests of an entity will generally be considered a significant equity holding;

- Is not, and in the past three years has not been, a director, executive officer, general partner or significant equity holder of a company that makes payments to, or receives payments from, the Company or any of its affiliates, for property or services in an amount which, exceeds the greater of $1 million or 2% of such other company's consolidated gross revenues; and

- Is not, and in the past three years has not been, an employee, officer or director of a foundation, university or other non-profit organization that has received grants or endowments from the Company or any of its subsidiaries or affiliates in annual amounts which exceed the greater of $1,000,000 or 2% of the organization's annual gross revenues.

EVEREST RE GROUP, LTD.
2009 STOCK OPTION AND RESTRICTED STOCK PLAN
FOR NON-EMPLOYEE DIRECTORS

1. **Purpose of the Plan.** The purpose of the Everest Re Group, Ltd. 2009 Stock Option and Restricted Stock Plan for Non-Employee Directors (the "Plan") is to aid Everest Re Group, Ltd., a Bermuda company (the "Company") and its shareholders by enhancing the Company's ability to have experienced and knowledgeable persons who are not employees of the Company or any of its Subsidiaries or affiliates become and remain members of the Board of Directors (the "Board") of the Company and to provide to such persons the benefits of the incentive inherent in common stock ownership.

2. **Stock Subject to Plan.** The stock which may be issued and sold under the Plan shall be the common shares (par value $.01 per share) of the Company, or any security of the Company issued in substitution, exchange or in lieu thereof ("hereinafter "Common Stock"), of a total number not exceeding 37,439 shares, which were available for issuance but not issued under the 1995 Stock Option Plan for Non-Employee Directors, subject to adjustment as provided in Section 10. The Common Stock to be issued may be either authorized and unissued shares or issued shares acquired by the Company or its Subsidiaries, including shares purchased in the open market or in private transactions. Each stock option granted pursuant to the Plan is referred to herein as an "Option." Each share of Common Stock granted pursuant to the Plan which is subject to a substantial risk of forfeiture or other restrictions is referred to herein as "Restricted Stock" (such Options and Restricted Stock collectively referred to herein as "Award" or "Awards"). In the event that Options granted under the Plan terminate or expire without being exercised, or that any shares of Common Stock covered by an Award are not delivered to a Participant or beneficiary because the Award is forfeited or canceled, or that the shares of Common Stock are not delivered because the Award is settled in cash or used to satisfy the applicable tax withholding obligation, then such shares shall be deemed to have not been delivered for purposes of determining the maximum number of shares of Common Stock available for the grant of Awards under the Plan, and such shares shall be available for the grant of Awards under the Plan.

3. **Eligibility.** Each member of the Board who first becomes a director of the Company after the Effective Date of the Plan shall be eligible to receive an Award in accordance with the terms of the Plan, provided he or she, as of the date of a granting of an Award, (i) is not an Employee of the Company or any of its Subsidiaries, and (ii) is otherwise not eligible for selection to participate in any plan of the Company or any of its Subsidiaries that entitles the Participant therein to acquire securities or derivatives securities of the Company (an "Eligible Director"). "Employee" means officers and employees of the Company or a Subsidiary, and excludes directors who are not also officers or employees of the Company or a Subsidiary. Each member of the Board who receives an Award hereunder is referred to herein as a "Participant". "Subsidiary" means any corporation in which the Company, directly or indirectly, controls 50% or more of the total combined voting power of all classes of such corporation's common equity.

4. **Option or Restricted Share Grants.**

(a) Each person who first becomes an Eligible Director of the Company shall, on the date on which he or she is first elected to the Board, by reason of an election and without further action by the Board, be granted as of the close of business on said date, an Award consisting of Restricted Stock, an Option, or some combination thereof, in the manner and subject to the terms and conditions herein provided. To the extent such number of shares remain available for such purpose hereunder, the total number of shares of the Common Stock of the Company subject to such Award shall be equal to $50,000 divided by the Market Price of the Common Stock on said date (provided that, if the number of shares so calculated includes a fractional share, such number shall be rounded down to the next lower whole number). In the event that the number of shares available for grants under the Plan is insufficient to make all grants hereby specified on the applicable date, then all those who become entitled to a grant on such date shall share ratably in the number of shares then available for grant under the Plan. The Compensation Committee, as described in Section 11, shall determine the allocation of Awards as between Restricted Stock and Option components.

(b) It is understood that the Committee may, at any time and from time to time after the granting of an Award hereunder, specify such additional terms, conditions and restrictions with respect to such Award as may be deemed necessary or appropriate to ensure compliance with any and all applicable laws, including, but not limited to, terms, restrictions and conditions for compliance with federal and state securities laws and methods of withholding or providing for the payment of required taxes.

5.   **Terms and Conditions of Awards.**   Each Award granted under the Plan shall be evidenced by an agreement in such form as the Committee shall prescribe from time to time in accordance with the Plan ("Award Agreement") and shall comply with the following terms and conditions:

(a) All Awards

1) An Award Agreement shall be prepared by the Company and delivered to the director as soon as practicable following the date on which the Award is granted. The Award Agreement shall not be a precondition to the granting of an Award; however, no person shall have any rights under any Award granted under the Plan unless and until the Participant to whom such Award shall have been granted shall have executed and delivered to the Company an Award Agreement. A fully executed original of the Award Agreement shall be provided to both the Company and the Participant. By executing an Award Agreement, a Participant shall be deemed to have accepted and consented to any action taken under the Plan by the Board, the Committee or its delegates.

2) Consistent with the terms of the Plan set forth herein, the Award Agreement shall contain a provision describing the treatment of an Award in the event of the death, disability or other termination of a director's service with the Company, including but not limited to terms relating to the vesting, time for exercise, forfeiture or cancellation of an Award in such circumstances. Participants who terminate service prior to the satisfaction of applicable conditions and restrictions associated with their Award may be entitled to such Award, as and to the extent determined by the Committee.

3) The Award Agreement shall contain a provision that a Participant shall have no rights as a shareholder with respect to any Common Stock covered by an Award until the date the Participant becomes the holder of record. Except as provided in Section 10 hereof, no adjustment shall be made for dividends or other rights, unless the Award Agreement specifically requires such adjustment.

4) Options while vested or unvested, and Restricted Stock, while unvested, shall not be assignable or transferable by the director otherwise than by will or the laws of descent and distribution, and shall be exercisable during the director's lifetime only by the director or his or her guardian or legal representative.

5) An Award Agreement may include such other terms as the Committee may determine as necessary and appropriate to effectuate an Award to the director.

(b) Option Awards

1) All Options shall be nonstatutory stock options not intended to qualify as stock options entitled to special tax treatment under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code").

2) The Option exercise price shall be the fair market value of the Common Stock on the date the Option is granted (the "Market Price"), which shall be the average of the highest and lowest sale prices of the Common Stock on the date of grant as reported on the New York Stock Exchange Composite Transactions Tape (or such other exchange, if any, on which the Common Stock is traded) or, if no sale of the Common Stock is reported for such date, on the next day for which there is a reported sale. In no event shall the fair market value be less than the prevailing par value of a Common Stock to be issued under the Plan.

3) Each Option shall be subject to the following restrictions on exercise:

(i) The Option is not immediately exercisable. Except in the event of the Participant's death, an Option shall not be exercisable, in whole or in part, prior to the expiration of one (1) year from the date of grant. In no event shall an Option be exercisable after the expiration of ten years from the date the Option was granted. To the extent that an Option is not exercised within the ten-year period of exercisability, it shall expire as to the then unexercised part.

(ii) Subject to Sections 5(b)(3)(i)) and 7 and 8, Options shall vest in accordance with the following schedule:

(A) in the event the date of grant of the Option is the annual general meeting of shareholders of the Company, one-half of the total number of shares of Common Stock covered by the Option (as such number may be adjusted pursuant to the provisions of Section 10) shall become exercisable on the next succeeding annual general meeting of shareholders, and the additional one-half of said initial total number of shares shall become exercisable on the second succeeding annual general meeting of shareholders; or

(B) in the event the date of grant is a date other than the annual general meeting of shareholders, one-half of the total number of shares of Common Stock covered by the Option (as such number may be adjusted pursuant to the provisions of Section 10) shall become exercisable on the first anniversary date of the grant of the Option, and the additional one-half of said initial total number of shares shall become exercisable on the second succeeding anniversary date of the date of grant.

(iii) An Option shall not be exercisable with respect to a fractional share or with respect to the lesser of fifty (50) shares or the full number of shares then subject to the Option. If a fractional share shall become subject to an Option by reason of a stock dividend or otherwise, the Participant shall not be entitled to exercise the Option with respect to such fractional share.

(iv) Except as provided in Section 7, an Option shall not be exercisable in whole or in part unless the Participant, at the time the Participant exercises the Option, is, and has been at all times since the date of grant of the Option, an Eligible Director.

(v) Unless the Option Agreement shall otherwise provide, an Option may only be exercised by delivery of written notice of the exercise to the Company specifying the number of shares to be purchased and by making payment in full for the shares of Common Stock being acquired thereunder at the time of exercise (including applicable withholding taxes, if any); such payment shall be made

(A) in the United States dollars by check or bank draft, or

(B) by tendering to the Company Common Stock shares already owned for at least six (6) months by the person exercising the Option, which may include shares received as the result of a prior exercise of an Option, and having a fair market value equal to the cash exercise price applicable to such Option, such fair market value to be the average of the high and low sales prices of a Common Stock share on the date of exercise as reported on the New York Stock Exchange Composite Transactions Tape (or such other exchange, if any, on which the Common Stock is traded), or, if no sale of the Common Stock is reported for such date, on the next preceding day for which there is a reported sale, or

(C) by a combination of United States dollars and Common Stock shares as aforesaid, or

(D) in accordance with a cashless exercise program under which, if so instructed by the Participant, shares of Common Stock may be issued directly to the Participant's broker or dealer upon receipt of the purchase price in cash from the broker or dealer.

(vi) If at any time the Committee shall determine, in its discretion, that the listing, registration or qualification of shares upon any national securities exchange or under any state or federal law, or the consent or approval of any governmental regulatory body, is necessary or desirable as a condition of, or in connection with, the sale or purchase of shares hereunder, such Option may not be exercised in whole or in part unless and until such listing, registration, qualification, consent or approval shall have been effected or obtained, or otherwise provided for, free of any conditions not acceptable to the Committee in the exercise of its reasonable judgment.

6. **Restricted Stock.** Restricted Stock is Common Stock that is issued to a director and is subject to a substantial risk of forfeiture, other restriction on transfer, or such other restrictions on incidents of ownership as the Committee may determine, where such restrictions will lapse upon the achievement of one or more goals relating to completion of services by the director or other objectives as may be determined by the Committee. A certificate for the shares of Restricted Stock, which certificate shall be registered in the name of the director, shall bear an appropriate restrictive legend and shall be subject to appropriate stop transfer orders; provided, however, that the certificates representing shares of restricted Stock shall be held in the custody of the Company until the restrictions relating thereto otherwise lapse, and; provided further, that the director shall deliver to the Company a stock power endorsed in blank relating to the shares of Restricted Stock as soon as practicable following the date of the grant. The period during which Restricted Stock is subject to restrictions may commence prior to the actual transfer of Restricted Stock to the director.

7. **Termination of Service.** An Option shall expire upon the termination, for any reason, of the Participant's directorship with the Company, and shall not be exercisable following the Participant's date of termination except as follows:

(a) If a director's service as a member of the Board shall be discontinued for any reason after the completion of such director's initial elected term of office, each unexpired Option held by the Participant shall, to the extent exercisable on such date, remain exercisable, in whole or in part, for a period of three (3) years following such director's termination of service as a director of the Company.

(b) Upon termination of service as a director of the Company by reason of death or disability each unexpired Option held by the Participant, or in the case of death, the Participant's executors, administrators, heirs or distributees, as the case may be, shall become immediately exercisable and shall remain exercisable, in whole or in part, for a period of three (3) years after such termination. Disability shall mean an inability as determined by the Committee to perform duties and services as a director of the Company by reason of a medically determinable physical or mental impairment, supported by medical evidence, which can be expected to last for a continuous period.

In the event any Option is exercised by the executors, administrators, heirs or distributees of the estate of a deceased Participant, the Company shall be under no obligation to issue Common Stock thereunder unless and until the Company is satisfied that the person or persons exercising the

Option are the duly appointed legal representative of the deceased Participant's estate or the proper legatees or distributees thereof.

Notwithstanding the foregoing, in no event shall an Option to be exercised after ten (10) years from the date it was granted.

8.   **Change in Control.**

(a) Notwithstanding other provisions of the Plan, but subject to Section 7, in the event of a change in control of the Company, in addition to any action authorized by the terms of an Award Agreement, the Board may (i) offer to purchase any outstanding Restricted Stock Award from the director for its fair market value as of the date of the change in control; or (ii) make adjustments or modifications to the outstanding Restricted Stock Awards as the Board deems appropriate to maintain and protect the rights and interests of directors following such change in control, which adjustment or modification may include acceleration of time periods for purposes of vesting, or realizing gain, for any outstanding Restricted Stock Award made pursuant to the Plan. If an Option Award is outstanding on the date of a change in control of the Company, all of the Participant's then outstanding Options shall immediately become exercisable and each Participant shall have the right within one (1) year after such event to exercise the Option in full notwithstanding any limitation or restriction in any Award Agreement or in the Plan.

(b) For purposes of this Section 8, a "change in control" shall be deemed to have occurred if:

(i) A tender offer or exchange offer is made whereby the effect of such offer is to take over and control the affairs of the Company, and such offer is consummated for the ownership of securities of the Company representing twenty-five percent (25%) or more of the combined voting power of the Company's then outstanding securities.

(ii) The Company is merged or consolidated with another corporation and, as a result of such merger or consolidation, less than seventy-five percent (75%) of the outstanding voting securities of the surviving or resulting corporation shall then be owned in the aggregate by the former shareholders of the Company, other than affiliates within the meaning of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or any party to such merger or consolidation).

(iii) The Company transfers substantially all of its assets to another corporation or entity that is not a wholly owned subsidiary of the Company.

(iv) Any person (as such term is used in Sections 3(a) (9) and 13 (d)(3) of the Exchange Act) is or becomes the beneficial owner, directly or indirectly, of securities of the Company representing twenty-five percent (25%) or more of the combined voting power of the Company's then outstanding securities, and the effect of such ownership is to take over and control the affairs of the Company.

(v) As the result of a tender offer, merger, consolidation, sale of assets, or contested election, or any combination of such transactions, the persons who were members of the Board immediately before the transaction, cease to constitute at least a majority thereof.

9.   **Purchase for Investment.**

(a) Except as hereafter provided, the holder of an Option shall, upon any exercise thereof, execute and deliver to the Company a written statement, in form satisfactory to the Company, in which such holder represents and warrants that such holder is purchasing or acquiring the shares acquired thereunder for such holder's own account, for investment only and not with a view to the resale or distribution thereof, and represents and agrees that any subsequent offer for sale for distribution of any of such shares shall be made only pursuant to either (i) a registration statement on an appropriate form under the Securities Act of 1933, as amended (the "Act") which registration statement has become effective and is current with regard to the shares being offered or sold, or (ii) a specific exemption from the registration requirements of the Act, but in claiming such exemption the holder shall, prior to any offer for sale or sale of such shares, obtain a prior favorable written opinion, in form and substance satisfactory to the Company, from counsel for or approved by the Company, as to the applicability of such exemption thereto. The foregoing restriction shall not apply to (a) issuances by the Company so long as the shares being issued are registered under the Act and a prospectus in respect thereof is current or (b) reofferings of shares by affiliates of the Company (as defined in Rule 405 or any successor rule or regulation promulgated under the Act) if the shares being reoffered are registered under the Act and a prospectus in respect thereof is current.

(b) The Company may endorse such legend or legends upon the certificates for shares issued upon exercise of an Option or issued or delivered upon the lapse of restrictions on Restricted Stock granted hereunder and may issue such "stop transfer" instructions to its transfer agent in respect of such shares as, in its discretion, it determines to be necessary or appropriate to prevent a violation of, or to perfect an exemption from, the registration requirements of the Act.

10. **Adjustment in the Event of Change in Common Stock.** In the event of changes in the outstanding Common Stock of the Company by reason of stock dividend, reverse split, subdivision, recapitalization, merger (whether or not the Company is the surviving corporation), consolidation, split-up, combination or exchange of shares, reorganization or liquidation, extraordinary dividend payable in cash or property, and the like, the aggregate number and class of shares available under the Plan, and the number, class and the price of shares of Common Stock subject to outstanding Awards shall be appropriately adjusted by the Board, whose determination shall be conclusive.

The existence of the Plan and Awards granted hereunder shall not affect or restrict in any way the right or power of the Board or the shareholders of the Company to make or authorize any adjustment, recapitalization, reorganization or other capital structure of its business, any merger or consolidation of the Company, any issue or bonds, debentures, preferred or prior preference stock ahead of or affecting the Common Stock or the rights thereof, the dissolution or liquidation of the Company or any sale or any part of its assets or business, or any other corporate act or proceeding.

11. **Administration.** The Plan shall be administered by the Board or a committee thereof (the "Committee"), which shall initially be the full Board. The full Board shall remain as the Committee until such time, and times, as the Board, designates a lesser number of Board members to serve as the Committee, which Committee shall have three or more persons that are "non-employee directors" within the meaning of Rule 16B-3 promulgated under the Exchange Act. The Committee shall have all the powers vested in it by the terms of the Plan, such powers to include authority (within the limitations described herein) to prescribe the form of all Award Agreements. The Committee shall, subject to the provisions of the Plan, have the power to construe the Plan, to determine all questions arising thereunder and to adopt and amend such rules and regulations for the administration of the Plan as it may deem desirable. Any decision of the Committee in the administration of the Plan, as described herein, shall be final and conclusive. In the event of a conflict between the Award Agreement and this Plan, the terms of this Plan shall govern. The Committee may act only by a majority of its members in office, except that the members thereof may authorize any one or more of their number or the secretary or any other officer of the Company to execute and deliver documents on behalf of the Committee. No member of the Committee shall be liable for anything done or omitted to be done by such member or by any other member of the Committee in connection with the Plan, except as may expressly provided by statute. Notwithstanding the foregoing, the Compensation Committee of the Board (or, if the Compensation Committee does not consist of three or more persons who constitute "non-employee directors" within the meaning of Rule 16b-3 promulgated under the Exchange Act, then the Committee described above) shall have the authority to determine the allocation of Awards as between Restricted Stock and Option components as contemplated by Section 4(a). Each of the Committee and the Compensation Committee shall have such additional authority delegated to it by the terms of the Plan or by the Board. The determination of the Committee and the Compensation Committee on matters within such committee's authority, whether by the terms of the Plan or by delegation of the Board, shall

be conclusive and binding on the Company and all other persons. If the Committee or the Compensation Committee does not exist, or for any other reason determined by the Board, the Board may take any action under the Plan that would otherwise be the responsibility of the Committee or the Compensation Committee.

Except to the extent prohibited by applicable law or the applicable rules of the stock exchange, the Committee may delegate to the officers or employees of the Company and its Subsidiaries the authority to execute and deliver such instruments and documents, to do all such acts and things, and to take all such other steps deemed necessary, advisable or convenient for the effective administration of the plan in accordance with its terms and purpose, except that the Committee may not delegate any discretionary authority with respect to substantive decisions or functions regarding the Plan or Awards thereunder, including but not limited to, decisions regarding the timing, eligibility, pricing, amount or other material terms of such Awards. Any such delegation may be revoked by the Committee at any time.

12. **Miscellaneous Provisions.**

(a) Except as expressly provided for in the Plan, no director or other person shall have any claim or right to be granted an Award under the Plan. Neither the Plan nor any action taken hereunder shall be construed as a contract or give any Eligible Director any right to be retained in the service of the Company as a director or otherwise.

(b) A director's rights and interest under the Plan may not be assigned or transferred in whole or in part either directly or by operation of law or otherwise (except in the event of an director's death, by will or the laws of descent and distribution), including, but not by way of limitation, execution, levy, garnishment, attachment, pledge, bankruptcy or in any other manner, and no such right or interest of any Participant in the Plan shall be subject to any obligation or liability of such Participant.

(c) The expenses of the Plan shall be borne by the Company.

(d) The Plan shall be unfunded. Neither the Company, the Board, the Committee, nor the Compensation Committee shall be required to establish any special or separate fund or to make any other segregation of assets to assure the issuance of shares upon exercise of any Award under the Plan and issuance of shares upon exercise of Awards shall be subordinate to the claims of the Company's general creditors. Proceeds from the sale of shares pursuant to Options however shall constitute general funds of the Company. Neither the Company, a Subsidiary, the Board, the Committee, nor the Compensation Committee shall be deemed to be a trustee of any amounts to be paid under the Plan.

(e) By accepting any Award or other benefit under the Plan, each Participant and each person claiming under or through such person shall be conclusively deemed to have indicated his acceptance and ratification, and consent to, any action taken under the Plan by the Company, the Board, the Committee or the Compensation Committee.

(f) A Participant shall have no voting rights or other rights of shareholders with respect to shares which are subject to an Option, nor shall cash dividends accrue or be payable with respect to any such shares. A Participant shall have only those voting rights or other rights of shareholders with respect to shares of Restricted Stock as determined by the Committee and as set forth in the Award Agreement evidencing the grant of Restricted Stock.

(g) Notwithstanding any other provision of the Plan, the Company shall have no obligation to grant an Award or make any other distribution or take any other action under the Plan unless such grant or action would comply with all applicable laws (including, without limitation, the requirements of the Exchange Act) and the applicable requirements of any securities exchange or similar entity.

13. **Amendment or Discontinuance.** The Board may at any time and from time to time in any respect, amend, modify or terminate the Plan; provided, however, that, solely to the extent necessary to comply with Rule 16b-3 or other applicable law (i) the Board may not act more than once every six months to amend the provisions of the Plan relating to the determination of the amount, price or timing of any grant under the Plan; and (ii) the approval of the Company's shareholders will be required for any amendment that (a) changes the class of persons eligible for the grants, (b) increases (other than as permitted in Section 10 hereof) the maximum number of shares of Common Stock subject to grant under the Plan, as specified in Section 2 hereof, (c) materially increases the benefits accruing to Participants under the Plan, within the meaning of Rule 16b-3. Any such approval shall be by the affirmative vote of the shareholders of the Company present, or represented, and entitled to vote at a meeting duly held in accordance with applicable Bermuda law and the Memorandum of Association and By-Laws of the Company. Notwithstanding the foregoing, no amendment or modification of the Plan shall in any manner affect any grant theretofore granted without the consent of the Participant or the permitted transferee of the grant.

14. **Limits of Liability.**

    (a) Any liability of the Company to any Participant with respect to an Award shall be based solely upon contractual obligations, if any, created by the Plan and the Participant's Award Agreement.

    (b) Neither the Company nor any member of the Board, or the Committee or Compensation Committee, nor any other person participating in any determination of any question under the Plan, or in the interpretation, administration or application of the Plan, shall have any liability to any party for any action taken or not taken in connection with the Plan, except as may expressly be provided by statute.

15. **Effective Date and Duration of the Plan.** The Board adopted the Plan subject to the approval of shareholders of the Company at the 2009 Annual General Meeting of its Shareholders on May 13, 2009. The date of such shareholder approval shall be the "Effective Date" of the Plan. This Plan shall terminate upon the earlier of the following dates or events to occur:

    (a) upon the adoption of a resolution of the Board terminating the Plan; or

    (b) the date all shares of Common Stock subject to the Plan shall have been purchased (in the case of Options) or all restrictions have lapsed (in the case of Restricted Stock) according to the Plan's provisions; or

    (c) ten years from the Effective Date of the Plan.

    No such termination of this Plan shall affect the rights of any Participant hereunder and all Awards previously granted hereunder shall continue in force and in operation after termination of the Plan, except as they may be otherwise terminated in accordance with the terms of the Plan.